Exhibit 99.1
2005 AUDITED CONSOLIDATED
FINANCIAL STATEMENTS – REVISED

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Extendicare Inc. and other financial information contained in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management’s best estimates and judgements, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position, results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.
A system of internal accounting and administrative controls is maintained by management to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are properly maintained to provide accurate and reliable financial statements.
The Extendicare Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee comprised of unrelated and outside directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.
The consolidated financial statements have been audited by KPMG llp, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements follows.

/s/ Mel Rhinelander	/s/ Richard L. Bertrand

Mel Rhinelander	Richard L. Bertrand
President and Chief Executive Officer	Senior Vice-President
and Chief Financial Officer
February 22, 2006
except as to Notes 1, 24 and 25
which are as of September 13, 2006

AUDITORS’ REPORT
To the Shareholders of Extendicare Inc.
We have audited the consolidated balance sheets of Extendicare Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	/s/ KPMG llp
February 22, 2006 except as to Notes 1, 24 and 25	Chartered Accountants
which are as of September 13, 2006

CONSOLIDATED BALANCE SHEETS
Extendicare Inc.

(thousands of dollars) December 31	2005	2004
	As restated *	As restated *
Assets
Current assets
Cash and short-term investments	38,255	156,193
Marketable securities (market value $6,655)	6,460	—
Accounts receivable, less allowances of $17,320 and $13,713, respectively	170,649	140,761
Income taxes recoverable	11,711	2,916
Future income tax assets (note 16)	24,437	19,296
Inventories, supplies and prepaid expenses	22,620	13,312

	274,132	332,478
Property and equipment (note 6)	1,111,108	769,979
Goodwill and other intangible assets (note 7)	99,451	89,683
Other assets (note 8)	143,327	168,238

	1,628,018	1,360,378
Equity accounted investments (note 9)	72,445	68,531

	1,700,463	1,428,909

Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	15,646	—
Accounts payable	38,394	30,611
Accrued liabilities	206,079	184,235
Accrual for self-insured liabilities (note 10)	22,679	30,050
Current maturities of long-term debt (note 11)	21,151	7,251

	303,949	252,147

Accrual for self-insured liabilities (note 10)	43,986	48,487
Long-term debt (note 11)	775,243	613,651
Other long-term liabilities (note 13)	66,612	54,004
Future income tax liabilities (note 16)	24,137	13,747

	1,213,927	982,036
Shareholders’ equity	486,536	446,873

	1,700,463	1,428,909

*	See note 1.
Approved by the Board

/s/ David J. Hennigar	/s/ Mel Rhinelander

David J. Hennigar	Mel Rhinelander
Chairman	President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS
Extendicare Inc.

(thousands of dollars except per share amounts) Years ended December 31	2005	2004	2003
	As restated *	As restated *	As restated *
Revenue (note 15)
Nursing and assisted living centres
United States	1,397,915	1,149,392	1,119,452
Canada	382,377	366,863	351,981
Outpatient therapy — United States	13,644	14,300	16,151
Home health — Canada	128,144	127,971	134,921
Other	40,782	39,946	39,038

	1,962,862	1,698,472	1,661,543
Operating and administrative costs	1,664,563	1,453,668	1,459,761

Earnings before undernoted	298,299	244,804	201,782
Lease costs	30,162	15,725	17,695
Depreciation and amortization	66,641	54,225	60,203
Accretion expense (note 1)	1,347	1,319	1,304
Interest, net	59,723	40,174	57,923
Valuation adjustment on interest rate caps	2,248	10,379	—
Loss (gain) from asset disposals, impairment and other items (note 4)	(9,582)	(3,105)	(905)

Earnings from continuing health care operations before income taxes	147,760	126,087	65,562

Income taxes (note 16)
Current	44,410	38,349	19,096
Future (reduction)	5,248	(38,020)	5,062

	49,658	329	24,158

Earnings from continuing health care operations	98,102	125,758	41,404
Share of equity accounted earnings (note 9)	3,928	9,375	18,884

Earnings from continuing operations	102,030	135,133	60,288
Loss from discontinued operations, net of income taxes (note 5)	(7,835)	(10,841)	(516)

Net earnings	94,195	124,292	59,772

Earnings per Subordinate Voting Share (note 17)
Basic
Earnings from continuing operations	1.49	1.96	0.86
Net earnings	1.38	1.80	0.86
Diluted
Earnings from continuing operations	1.47	1.92	0.86
Net earnings	1.36	1.76	0.85

Earnings per Multiple Voting Share (note 17)
Basic
Earnings from continuing operations	1.39	1.96	0.86
Net earnings	1.28	1.80	0.86
Diluted
Earnings from continuing operations	1.37	1.92	0.86
Net earnings	1.26	1.76	0.85

*	See note 1.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Extendicare Inc.

(thousands of dollars) Years ended December 31	2005	2004	2003
	As restated *	As restated *	As restated *
Cash Provided by (Used in) Operations
Net earnings	94,195	124,292	59,772
Adjustments for:
Depreciation and amortization	68,297	57,027	63,816
Provision for self-insured liabilities	9,866	13,762	13,010
Payments for self-insured liabilities	(20,675)	(24,494)	(31,545)
Future income taxes (note 16)	4,257	(41,353)	4,899
Undistributed share of earnings from equity investments, net of dividends received	(3,928)	58,919	(18,884)
Valuation adjustment on interest rate caps	2,248	10,379	—
Loss (gain) from asset disposals, impairment and other items (note 4)	(5,055)	5,240	(905)
Other	298	3,983	2,613

	149,503	207,755	92,776
Net change in operating assets and liabilities
Accounts receivable	(18,170)	10,861	4,724
Inventories, supplies and prepaid expenses	(1,684)	(541)	(225)
Accounts payable and accrued liabilities	17,282	(40)	(128)
Income taxes	(10,754)	5,927	3,532

	136,177	223,962	100,679

Cash Provided by (Used in) Investment Activities
Property and equipment	(81,212)	(69,122)	(64,347)
Acquisitions, net of cash acquired (note 3)	(190,527)	(8,750)	(5,346)
Net proceeds from dispositions (note 4)	12,522	42,496	2,047
Return of equity investment	—	14,119	—
Other assets	19,817	25,190	1,869

	(239,400)	3,933	(65,777)

Cash Provided by (Used in) Financing Activities
Issue of long-term debt	104,748	170,480	11,021
Repayment of long-term debt	(101,406)	(283,067)	(14,320)
Decrease (increase) in investments held for self-insured liabilities	(1,898)	(12,082)	5,626
Purchase of shares for cancellation	(27,143)	(7,294)	(8,093)
Dividends paid	(10,108)	(665)	(766)
Financing costs	(1,387)	(16,494)	(186)
Other	6,575	5,328	3,843

	(30,619)	(143,794)	(2,875)

Foreign exchange gain (loss) on cash held in foreign currency	258	(2,754)	(9,805)

Increase (decrease) in cash and cash equivalents	(133,584)	81,347	22,222
Cash and cash equivalents at beginning of year	156,193	74,846	52,624

Cash and cash equivalents at end of year	22,609	156,193	74,846

Cash and Cash Equivalents
Cash and short-term investments	38,255	156,193	74,846
Outstanding cheques in excess of bank balance	15,646	—	—

	22,609	156,193	74,846

*	See note 1.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Extendicare Inc.

(thousands of dollars for amounts) Years ended December 31		2005		2004		2003
	Number	Amount	Number	Amount	Number	Amount

Share Capital (note 14)
Class I Preferred Shares
Cumulative Redeemable, Series 2
Issued and outstanding at beginning of year	100,305	2,507	122,205	3,054	139,705	3,492
Purchased pursuant to obligation	(11,500)	(288)	(21,900)	(547)	(17,500)	(438)

Issued and outstanding at end of year	88,805	2,219	100,305	2,507	122,205	3,054

Adjustable Dividend, Series 3	93,310	2,333	93,310	2,333	93,310	2,333

Adjustable Dividend, Series 4	241,240	6,031	241,240	6,031	241,240	6,031

Class II Preferred Shares, Series 1	382,979	6,319	382,979	6,319	382,979	6,319

Class I and II Preferred Shares issued and outstanding at end of year		16,902		17,190		17,737

Subordinate Voting Shares
Issued and outstanding at beginning of year	56,687,086	265,576	56,575,211	264,805	57,107,011	267,894
Purchased pursuant to issuer bid	(1,430,000)	(6,655)	(456,100)	(2,125)	(1,107,000)	(5,170)
Issued on conversion of Multiple Voting Shares	37,659	94	—	—	210,700	524
Issued pursuant to options	723,650	3,243	567,975	2,896	364,500	1,557

Issued and outstanding at end of year	56,018,395	262,258	56,687,086	265,576	56,575,211	264,805

Multiple Voting Shares
Issued and outstanding at beginning of year	11,904,992	29,623	11,912,692	29,642	12,557,092	31,245
Purchased pursuant to issuer bid	(75,900)	(189)	(7,700)	(19)	(433,700)	(1,079)
Converted to Subordinate Voting Shares	(37,659)	(94)	—	—	(210,700)	(524)

Issued and outstanding at end of year	11,791,433	29,340	11,904,992	29,623	11,912,692	29,642

Share capital		308,500		312,389		312,184

Contributed surplus — fair value of stock options		391		318		144

Retained Earnings (Deficit)
Balance at beginning of year, as previously reported		151,903		31,959		(26,545)
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations (note 1)		(10,855)		(9,946)		(9,044)

Balance at beginning of year, restated		141,048		22,013		(35,589)
Earnings for the year		94,195		124,292		59,772
Purchase of shares in excess of book, net (note 14)		(20,012)		(4,602)		(1,407)
Dividends		(13,214)		(655)		(763)

Balance at end of year		202,017		141,048		22,013

Foreign currency translation adjustment account		(24,372)		(6,882)		12,330

		486,536		446,873		346,671

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003
1. Restatement of Previously Issued Financial Statements
These consolidated financial statements were originally issued on February 22, 2006. They are being reissued to reflect the adoption in 2006 of a new accounting recommendation to be applied retroactively with restatement of prior periods, and the identification in 2006 of additional properties whose operations have been discontinued. The details of these changes are as follows.
(a) Change in Accounting Policy
Effective January 1, 2006, the Company elected early adoption of the new accounting recommendation of The Canadian Institute of Chartered Accountants (CICA) for conditional asset retirement obligations. On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. According to EIC-159, the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarified when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Under
EIC-159, the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred generally upon acquisition, construction, or development and/or through the normal operation of the asset.
This abstract was applied retroactively with restatement of prior years, and conforms Canadian standards to U.S. standards as outlined in Financial Accounting Standard (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which was issued in March 2005 as an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. However, under U.S. GAAP the new policy became effective no later than the end of fiscal years ending after December 15, 2005 and was to be applied by reporting the cumulative effect through to December 31, 2005 (note 24).
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The following assumptions were used in calculating the conditional asset retirement obligations: (a) discount rates of 6.75% for facilities located in Canada and 7.10% for facilities located in the U.S.; (b) estimated timing of the settlement of the conditional obligations ranges from 10 to 30 years; and (c) the estimated undiscounted cash flow amount to settle the asset retirement obligation is approximately $50 million.
As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005 and December 31, 2004, changed as follows: other long-term liabilities increased $19,983,000 (2004 – $19,125,000); property and equipment, net of accumulated depreciation, increased $2,369,000 (2004 – $2,578,000); long-term future tax liabilities decreased $6,844,000 (2004 – $6,433,000); foreign currency translation adjustment credit increased $995,000 (2004 – $741,000); and retained earnings was reduced $11,765,000 (2004 – $10,855,000). The impact to pre-tax earnings for the year ended December 31, 2005, was $1,492,000 (2004 – $1,473,000, 2003 – $1,463,000), representing accretion expense for the asset retirement obligation of $1,347,000 (2004 – $1,319,000, 2003 – $1,304,000) and depreciation expense for property and equipment of $145,000 (2004 – $154,000, 2003 – $159,000). On an after-tax basis, the charge to net earnings was $910,000 (2004 – $909,000, 2003 – $902,000).

(b) Discontinued Operations
In 2006 the Company identified three facilities for closure or the termination of leased operations. The statement of earnings for the years ended December 31, 2005, 2004 and 2003 have been restated to include these facilities as discontinued operations. They include a nursing facility (63 beds) located in Milwaukee, Wisconsin, an assisted living facility (60 units) located in San Antonio, Texas and a leased assisted living facility (63 units) in Edmonds, Washington. The results of these three facilities are included with previously identified discontinued operations detailed in note 5. The impact to earnings from continuing health care operations before income taxes for the year ended December 31, 2005, was an increase of $1,184,000 (2004 – a reduction of $425,000, 2003 – an increase of $251,000); the impact to earnings from continuing operations for 2005 was an increase of $675,000 (2004 – a reduction of $247,000, 2003 – an increase of $154,000).
2. Summary of Significant Accounting Policies
(a) Basis of Presentation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada, and their subsidiaries.
The equity method is used to account for the Company’s 34.8% ownership interest in Crown Life Insurance Company (Crown Life).
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2005.
(b) Change in Accounting Policies
The Company adopted the following new accounting recommendation of the Canadian Institute of Chartered Accountants (CICA) in 2005.
Non-Monetary Transactions
Effective July 1, 2005, the Company elected early adoption of the new Handbook Section 3831 “Non-Monetary Transactions”, which the CICA issued in June 2005. The revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006, and early adoption is permitted as of the beginning of a fiscal or interim period on or after July 1, 2005. The standard requires that all non-monetary transactions be measured at fair value unless: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. A non-monetary transaction has commercial substance when an entity’s future cash flows are expected to change significantly as a result of the transaction. In the third quarter the Company had a non-monetary transaction that resulted in a pre-tax gain of $10,784,000 (note 4).
(c) Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more subjective of such estimates are revenue rate settlements, accrual for self-insured liabilities, impairment of long-lived assets and goodwill, and valuation allowances for future tax assets. The recorded amounts for such items are based on management’s best information and judgement and accordingly, actual results could differ from estimates.
(d) Foreign Currency Translation
Foreign operations and foreign currency denominated items are translated to Canadian dollars.
Revenues and expenses of self-sustaining foreign operations are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Unrealized exchange gains or losses arising on translation are deferred and included in shareholders’ equity in the foreign currency translation adjustment account.

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.
(e) Cash and Cash Equivalents
Cash and cash equivalents include unrestricted cash and short-term investments less bank overdraft and outstanding cheques. Short-term investments, comprised of money market instruments, have a maturity of 90 days or less from their date of purchase and are stated at cost, which approximates net realizable value.
(f) Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed by the straight-line method at rates based on the following estimated life expectancies.

Buildings	20 to 40 years
Building improvements	5 to 30 years
Furniture and equipment	varying periods not exceeding 15 years
Land improvements	10 to 25 years
Leasehold improvements	the shorter of the useful life of the improvements or the initial term of the lease
Nursing home assets leased to unrelated operators under operating lease arrangements are stated at cost less accumulated depreciation. Provisions for depreciation are computed as outlined above.
Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the facility is opened. Depreciation of the facility, including interest capitalized, is commenced the month after the facility is opened based upon the useful life of the asset, as outlined above.
Government grants funded over extended periods to construct facilities are present valued and recorded as long-term receivables, with an offset to the cost of construction, once all conditions of the grant have been met.
(g) Leases
Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalizing a lease under accounting principles generally accepted, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as described in note 2(f). Rental payments under operating leases are expensed as incurred.
(h) Deferred Charges
Costs associated with obtaining financing are deferred and amortized over the life of the related debt. The costs of acquiring leasehold rights are deferred and amortized over the term of the lease including renewal options. Deferred charges are stated at cost less accumulated amortization and are included in other assets in the consolidated balance sheets.
(i) Acquisitions
The Company accounts for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair value at the date of acquisition. Any excess is then recorded as goodwill.
In allocating the purchase price to identifiable intangible assets in its acquisitions, the Company assigns values to resident relationships as described in note 2(j).

Also, in the allocation of the purchase price the Company determines a value for below (or above) market resident contracts. Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management’s estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which the Company can change the current contract rates to market. This value may be set up as a deferred credit in accrued liabilities or a deferred asset and is amortized. In the case of the acquisition of Assisted Living Concepts, Inc., the below market resident contract value was set up as a deferred credit in accrued liabilities, which is being amortized over a 24-month period based upon the Company’s estimate of the period over which the customer rates will be increased to market rates. The amortization of below (or above) market resident contracts is included in revenue in the statement of earnings.
(j) Goodwill and Other Intangible Assets
Goodwill represents the cost of acquired net assets in excess of their fair market values. Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.
Other intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. Other intangible assets include leasehold rights, which are amortized over the term of the lease including renewal options.
Resident relationships acquired through the acquisition of facilities are another component of other intangible assets. Resident relationships acquired for existing residents avoid the cost of obtaining new residents and also include a value of lost net resident revenue over the estimated lease-up period of the property. Resident relationships intangible assets are amortized on a straight-line basis, based upon a review of the residents’ average length of stay. The Company generally amortizes the resident relationships asset over a 36-month period for assisted living facilities, and an 18-month period for nursing facilities. The amortization period is subject to evaluation upon each acquisition. Amortization of the resident relationships asset is included within amortization expense in the statement of earnings.
(k) Impairment of Long-lived Assets
The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. The amount of any impairment is determined as the excess of the asset’s net carrying value over its fair value, as determined by its estimated future cash flows discounted using a risk adjusted interest rate or current market value, as appropriate.
(l) Self-insured Liabilities
The Company self-insures certain risks related to general and professional liability. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not reported and is based on estimates of loss based on assumptions made by management, including consideration of actuarial projections.
The Company invests funds to support the accrual for self-insured liabilities. These funds are investment grade, are carried at cost or amortized cost and are classified in other assets as investments held for self-insured liabilities.
The Company also self-insures certain risks related to auto liability, health benefits, employers’ liability and workers’ compensation and accruals for these self-insured risks are included in accounts payable and accrued liabilities.
(m) Revenue
In the United States, nursing centre revenue results from the payment for services and products from various federal and state medical assistance programs as well as private-pay residents. Revenue is recorded in the period in which services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Differences between final settlements and amounts recorded in previous years are reported as adjustments to revenue in the period such settlements are determined.

Also in the United States, the Company derives outpatient therapy revenue by providing rehabilitation therapy services to outside third parties at its clinics. This revenue source is primarily from Health Maintenance Organizations (HMOs) and commercial insurance, workers’ compensation, self-pay clients and partly from Medicare and Medicaid.
In Canada fees charged for its nursing centres and home care services are regulated by provincial authorities. Provincial programs fund a substantial portion of these fees. Revenue is recorded in the period in which services and products are provided.
Assisted living facility revenue is primarily derived from private-pay residents in the period in which the services are provided and at rates established by the Company based upon the services provided and market conditions in the area of operation.
(n) Income Taxes
The Company follows the asset and liability method of tax allocation, which is based on differences between financial reporting and tax bases of assets and liabilities. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date. Realization of future tax assets is dependent on the availability of taxable income of similar character.
(o) Employee Future Benefits
The costs of the Company’s defined benefit pension plans are accrued as earned, based on actuarial valuations. The Company’s pension fund assets are valued at market values and the net actuarial gain or loss in excess of 10% of the greater of the benefit obligations and the market value of plan assets is amortized over the average remaining service periods of active employees. Employee future benefit obligations are measured using market interest rates for high quality debt instruments.
(p) Hedging Derivatives
The Company enters into derivative contracts in the form of interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to offset possible increases in variable-rate payments under its interest rate swaps related to increases in market interest rates. In order for a derivative to qualify as a hedge, the hedge relationship must be designated and formally documented at its inception, detailing the particular risk management objective and the strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows. Hedge effectiveness is evaluated at the inception of the hedge relationship and on an ongoing basis. The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or because management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and changes in fair value are reported in the statement of earnings.
(q) Stock-based Compensation Plan
The Company has a stock-based compensation plan, which is described in note 14 and recognizes compensation expense for option awards using the fair value method of accounting. The Company adopted the fair value method of accounting prospectively, applied to awards granted under the plan beginning January 1, 2003. For awards granted under the plan prior to January 1, 2003, the Company applies the settlement method, whereby no compensation cost is recorded, and consideration paid by employees on the exercise of stock options is treated as share capital.
In May 2004 the Company amended its stock option plan to add the ability to grant tandem share appreciation rights with option grants. For awards under its stock option plan that include tandem share appreciation rights, the Company accrues compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, either increases or decreases, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award.

3. Acquisitions
On January 31, 2005, the shareholders of Assisted Living Concepts, Inc. (ALC) approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of $179,450,000 (US$144,578,000). On January 31, 2005, ALC had a portfolio of 177 assisted living properties, which were comprised of 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI operated. The Company financed the acquisition by drawing US$60,000,000 on EHSI’s revolver loan, using US$29,578,000 of EHSI’s cash on hand, and using US$55,000,000 of cash from Extendicare. ALC had operating cash on hand of $8,095,000 (US$6,522,000) at the date of acquisition. ALC’s financial results for the 11 months ended December 31, 2005, are included in the consolidated results of the Company for the year ended December 31, 2005. The acquisition was accounted for as a purchase transaction. Included in the following table is the impact of the acquisition and the allocation of the purchase price on the Company’s financial statements at January 31, 2005. As part of the allocation of the purchase price, a value of $7,890,000 (US$6,357,000) was assigned to resident relationships and classified as intangible assets. The Company completed in December 2005 the valuation of ALC’s net assets acquired and the changes to the allocation previously reported for the interim reporting period as at September 30, 2005, were mainly due to future income taxes and goodwill. Future tax assets of $5,585,000 changed to a future tax liability of $755,000, and goodwill increased by $3,757,000 and other assets and liabilities changed by immaterial amounts. Total assets and total liabilities changed by approximately $1,800,000.
On December 1, 2005, EHSI acquired a 126-bed nursing home in Pennsylvania for cash of $8,856,000 (US$7,590,000). Also, on June 1, 2005, EHSI acquired a 127-bed nursing home in Kentucky for cash of $10,316,000 (US$8,219,000). The net assets acquired in these two transactions and the final allocation of the purchase price is also included in the following table.
The following is a summary of the allocation of purchase price to acquired assets and liabilities finalized as at December 31, 2005.

		ALC		Nursing Homes
(thousands of dollars)		Acquisition		Acquired	Total
	US$		US$
Assets
Cash	6,522	8,095	—	—	8,095
Other current assets	12,024	14,925	28	32	14,957
Property and equipment	283,686	352,111	13,960	16,939	369,050
Goodwill	5,556	6,896	2,018	2,427	9,323
Other intangible assets (resident relationships)	6,357	7,890	95	115	8,005
Other long-term assets	1,459	1,811	—	—	1,811

Total assets	315,604	391,728	16,101	19,513	411,241

Liabilities
Current maturities of long-term debt	3,418	4,242	—	—	4,242
Unfavourable leases as lessor	3,715	4,611	—	—	4,611
Other current liabilities	18,318	22,737	292	341	23,078
Long-term debt	140,212	174,031	—	—	174,031
Future income taxes	608	755	—	—	755
Other long-term liabilities	4,755	5,902	—	—	5,902

Total liabilities	171,026	212,278	292	341	212,619

Purchase price	144,578	179,450	15,809	19,172	198,622

In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of 37 facilities leased to ALC by LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through 2015. Under the terms of the master lease agreements, the initial 10-year lease term commenced on January 1, 2005, and there are three successive 10-year lease renewal terms to be exercised at the option of EHSI. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 are US$9,400,000,

US$9,800,000, US$10,200,000 and US$10,700,000, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase by a minimum of 2% over the minimum rent of the immediately preceding year. The MOU provides that LTC will not assert certain events of default against ALC under the original leases. The Company accounts for the effect of scheduled rent increases on a straight-line basis over the lease term.
On June 1, 2004, EHSI acquired four nursing homes (321 beds) located in Indiana for cash of $6,859,000 (US$5,031,000). On February 12, 2004, EHSI acquired for cash of $1,891,000 (US$1,423,000) a skilled nursing facility in Washington that it had operated previously under a lease arrangement.
On December 31, 2003, EHSI acquired a 99-bed skilled nursing facility in Wisconsin for cash of $5,346,000 (US$4,124,000).
4. Loss (Gain) from Asset Disposals, Impairment and Other Items
The following summarizes the components of the loss (gain) from asset disposals, impairment and other items.

(thousands of dollars)	2005	2004	2003

Loss (gain) from dispositions
Completion of U.S. divestiture	—	(6,616)	—
Sale of U.S. nursing and assisted living facilities	—	753	—
Sale of Canadian nursing and retirement facilities	—	(13,504)	189

	—	(19,367)	189

Issuance and retirement of debt
Tender and call premiums	—	7,805	—
Legal expenses	—	390	—
Write-off of deferred financing costs	—	3,167	—
Bond discount and foreign exchange	—	(771)	—
Termination of interest rate swap and cap	—	(3,661)	—

Loss (gain) on investment in Omnicare	(13,899)	5,046	—
Provision against U.S. advances	5,225	—	—
Loss on repayment of notes due from Tandem	—	1,720	—
Provision for impairment of U.S. long-lived assets	305	2,125	—
Gain on sale of non-core assets	(1,550)	—	(1,081)
Other	337	441	(13)

	(9,582)	(3,105)	(905)

For continuing operations and discontinued operations, the following reconciles the loss (gain) from asset disposals, impairment and other items as well as net proceeds from dispositions to the amounts reported in the cash flow statements.

(thousands of dollars)	2005	2004	2003

Reconciliation of loss (gain) from asset disposals, impairment and other items
Continuing operations	(9,582)	(3,105)	(905)
Discontinued operations (note 5)	4,527	8,345	—

	(5,055)	5,240	(905)

(thousands of dollars)	2005	2004	2003

Reconciliation of net proceeds from dispositions
Continuing operations	—	43,675	2,047
Notes receivable	—	(1,179)	—
Discontinued operations (note 5)	12,522	—	—

	12,522	42,496	2,047

2005
On September 16th, EHSI received 164,000 common shares of Omnicare, Inc. (Omnicare) plus cash of US$47,000 for fractional shares resulting from a warrant agreement received as part of the sale of its pharmacy business in 1998. EHSI executed with Omnicare an amendment to this warrant agreement to permit largely a cashless exercise using the difference between the average 10-day trading price of Omnicare’s common stock and the US$48.00 exercise price of the warrant for 1,500,000 shares. The amendment also lifted restrictions of the warrant on the subsequent sale of shares by EHSI. In the third quarter of 2004, EHSI had written off the full carrying value of the warrant of $5,046,000 (US$4,000,000) because it was believed at that time that the decline in Omnicare’s share price made it unlikely that the trading price of the shares would exceed the exercise price of the warrant by its September 16, 2005, expiration date (note 8).
The non-monetary exchange on September 16th was accounted for at the fair value of the shares received and resulted in a pre-tax gain of $10,784,000 (US$9,158,000). Separately, 50,000 of 125,000 common shares of Omnicare that Extendicare held were also sold in September for proceeds of $3,128,000 (US$2,656,000), resulting in a pre-tax gain of $914,000. Subsequently, in the fourth quarter Extendicare sold its remaining 75,000 shares for proceeds of $5,044,000 (US$4,268,000), resulting in a pre-tax gain of $1,724,000 and EHSI sold 64,000 shares for proceeds of $4,664,000 (US$3,961,000) and an incremental gain to that recognized on September 16, 2005, of $477,000 (US$405,000). For these transactions, the total cash proceeds received were $12,836,000 and the combined pre-tax gain was $13,899,000, including the non-cash gain on the value of EHSI’s 100,000 unsold shares.
In the fourth quarter, EHSI recorded a pre-tax charge to earnings of $5,225,000 (US$4,500,000) as a provision against advances made to Senior Health Properties – Texas, Inc. (Senior Health – Texas). EHSI made these advances in 2001 as part of the transfer of all of its Texas nursing home operations to Senior Health – Texas. During 2005 Senior Health – Texas has experienced reduced cash flow from operations due to the limited Medicaid rate increases.
Also in December, EHSI made the decision to close and convert one assisted living facility into a nursing facility, which would then enable the transfer of residents from EHSI’s nearby nursing facility. Subsequent to the transfer of nursing facility residents, the existing facility is expected to be sold. EHSI recorded an impairment provision against long-lived assets of $305,000 (US$258,000) to reduce the carrying value of the current nursing facility to the fair market value less estimated costs of disposition.
In 2005 the Company had pre-tax gains of $1,550,000 from the following sales of non-core assets: Extendicare sold a miscellaneous asset for proceeds of $220,000 resulting in a pre-tax gain of $220,000 in the third quarter; EHSI sold common shares of MetLife, Inc. for $1,211,000 (US$977,000) for a pre-tax gain of $781,000 (US$630,000) in the second quarter; and EHSI sold a former nursing home property in Maryland that was closed in 1998 for $2,301,000 (US$1,878,000) for a pre-tax gain of $549,000 (US$448,000) in the first quarter. The combined proceeds were $3,732,000 for these transactions.
In the first quarter EHSI also prepaid in full $11,654,000 (US$9,500,000) of Industrial Development Revenue Bonds and prepaid a mortgage of $6,521,000 (US$5,317,000) that resulted in the pre-tax write-off of $337,000 (US$275,000) of deferred financing costs.
2004
In June EHSI concluded with Greystone Tribeca Acquisition, L.L.C. (Greystone) the divestiture agreement, which involved the disposal of 11 nursing centres and four assisted living centres located in Florida. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. EHSI received $13,577,000 (US$10,000,000) as final payment of the contingent consideration resulting in a pre-tax gain on asset disposals of $6,616,000 (US$4,873,000). Also, EHSI had received in April $3,666,000 (US$2,700,000) of accrued interest on contingent notes, which was reported as interest income.
In August EHSI disposed of its Arkansas operations, which consisted of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus. Gross sale proceeds were $7,972,000 (US$6,078,000) and consisted of cash and a $1,179,000 (US$900,000) five-year note, resulting in a pre-tax loss of $753,000 (US$574,000). Net proceeds, after disposition costs, were $7,542,000.

In September ECI sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5,500,000, which resulted in a pre-tax gain of $847,000. Of the proceeds, $4,702,000 was used to retire a mortgage of $3,166,000 related to the home and to pay $1,536,000 for other costs of disposition. In February the Company sold two Ontario homes (275 beds) for gross proceeds of $19,570,000 resulting in a pre-tax gain of $12,657,000. A portion of the proceeds was used to retire a mortgage of $6,611,000 associated with the homes. The total net proceeds and pre-tax gain for both of these transactions after disposition costs were $22,556,000 and $13,504,000, respectively.
In the second quarter, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), the Company booked the following amounts: the consolidated net premiums paid for the early redemption of the 2007 Notes of $7,805,000 (US$5,766,000); legal fees of $390,000 (US$285,000); the write-off of deferred financing charges of $3,167,000 (US$2,359,000); and a gain from unamortized bond discount and foreign exchange of $771,000. In addition, pursuant to the termination of the associated interest rate swap and cap arrangements, a consolidated net gain of $3,661,000 (US$2,727,000) was recorded.
In June EHSI accepted a cash pre-payment of $21,941,000 (US$16,150,000) for $23,096,000 (US$17,000,000) of notes receivable due 2007 from Tandem Health Care, Inc. (Tandem) from divestitures in 2002 and 1999. After payment of associated selling expenses of $565,000 (US$416,000), EHSI recorded a pre-tax loss of $1,720,000 (US$1,266,000).
In March EHSI made a formal decision to consolidate two Indiana nursing facilities into one renovated facility, which resulted in a reduction of 46 beds. EHSI recorded a pre-tax loss on impairment of this long-lived asset of $2,125,000 (US$1,612,000).
In the first and third quarters of 2004, EHSI prepaid in full $16,900,000 (US$13,000,000) and $12,400,000 (US$9,500,000), respectively, of Industrial Development Revenue Bonds that resulted in the pre-tax write-off of $663,000 of deferred financing costs. In Canada ECI sold non-core assets for a pre-tax gain of $222,000 in the second quarter.
2003
In April ECI sold a nursing home in Alberta for gross proceeds of $2,700,000, resulting in a pre-tax loss of $189,000. In March the Company sold a non-core property in Alberta for proceeds of $1,081,000 consisting of cash and a note receivable of $180,000. The asset had been written off in prior years and the sale resulted in a gain of $1,081,000.
5. Discontinued Operations
In the last half of 2005, EHSI sold six Florida nursing properties formerly leased to Senior Health Properties – South, Inc. (Senior Health – South). EHSI also sold the Lakeside, Wisconsin nursing property formerly leased to Lakeside Health L.L.C. (Lakeside Health) and commenced plans to dispose of three nursing facilities in Minnesota. The Company has reported results of all of these operations and the related pre-tax gains (or losses) from impairment charges and dispositions as discontinued operations and has restated prior years. As of December 31, 2005, EHSI had assets held for sale of $1,548,000 (US$1,331,000) for the Minnesota properties, which are included in other assets (note 8).
In addition to the properties noted above, in 2006 the Company classified the operations of another three facilities as discontinued. The statement of earnings for the years ended December 31, 2005, 2004 and 2003 have been restated to include these additional facilities as discontinued operations. They include a nursing facility (63 beds) located in Milwaukee, Wisconsin, an assisted living facility (60 units) located in San Antonio, Texas and a leased assisted living facility (63 units) in Edmonds, Washington. EHSI made the decision to close the two owned facilities due to poor financial performance and future capital needs, and to terminate its operation of the leased facility on the expiration of the lease term in April 2006, due to poor financial performance. There were no gains (or losses) from impairment charges or from dispositions for these facilities in 2005, 2004 or 2003.
The Company has two geographic segments for reporting purposes, and the discontinued operations were part of its United States segment. The Company has adjusted its disclosure of segmented reporting to reflect these discontinued operations.

The following is a summary of the discontinued operations.

	Years ended December 31
(thousands of dollars except per share amounts)	2005	2004	2003
	As restated *	As restated *	As restated *

Revenue	31,015	48,328	63,071
Operating costs	37,697	52,310	59,806
Lease costs	486	505	522
Depreciation	1,656	2,802	3,613
Interest income	(143)	(183)	(174)

Loss before the undernoted	(8,681)	(7,106)	(696)
Impairment charge on assets held for sale	(9,496)	(8,345)	—
Gain on sale of Florida leased and Lakeside facilities	4,969	—	—

Loss from discontinued operations before income taxes	(13,208)	(15,451)	(696)
Income tax recovery	5,373	4,610	180

Loss from discontinued operations	(7,835)	(10,841)	(516)

Loss per Subordinate Voting Share
Basic	(0.11)	(0.16)	—
Diluted	(0.11)	(0.16)	(0.01)

Loss per Multiple Voting Share
Basic	(0.11)	(0.16)	—
Diluted	(0.11)	(0.16)	(0.01)

*	See note 1.
Sale of Florida Leased Properties
On August 31, 2005, EHSI concluded the sale of six leased nursing facilities in Florida for net proceeds of $11,175,000 (US$9,413,000), resulting in a pre-tax gain of $3,987,000 (US$3,358,000). The facilities were purchased by Senior Health – South, which exercised its purchase option according to its lease agreement of December 2000. As part of this transaction EHSI collected in full, advances of approximately $3,700,000 (US$3,200,000).
Lakeside Nursing Facility of Wisconsin
In December 2005 EHSI sold for net proceeds of $1,347,000 (US$1,160,000) the Lakeside nursing facility, located in Chippewa Falls, Wisconsin, formerly leased to and operated by Lakeside Health, a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine). The sale resulted in a pre-tax recovery of $982,000 (US$846,000), which partly offset operating losses and an impairment charge previously recognized in the 2005 second quarter.
In 2004, as a result of facility citations for survey deficiencies in the Lakeside nursing home, EHSI had agreed with the State of Wisconsin to transfer the operations under a three-year lease arrangement, effective August 1, 2004, to Lakeside Health. In the third quarter of 2005, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, to relocate all residents and to close the nursing facility. In addition, EHSI initiated actions to sell the property. As a result of EHSI’s requirement to fund the operating losses of Lakeside Health, EHSI reported a net loss from operations, after the transfer the operations to Lakeside Health, of $2,200,000 (US$1,800,000) for the five-month period ended December 31, 2004, and $7,273,000 (US$6,003,000) for the year ended December 2005. In the second quarter of 2005, EHSI recorded an asset impairment charge of $7,069,000 (US$5,700,000) to reduce the carrying value of the Lakeside property to its fair value of $500,000 (US$400,000). The Company had previously recorded an impairment charge of $8,345,000 (US$6,825,000) in the fourth quarter of 2004.
Minnesota Nursing Properties
In the third quarter of 2005, due to the poor financial performance of the facilities, EHSI made the decision, with the State of Minnesota’s approval, to close three nursing facilities (343 beds) located in Minneapolis/St. Paul and actively pursue the disposition of the properties on the market. As a result, in the third quarter the Company recorded an impairment charge against the long-lived assets of $2,427,000 (US$2,061,000) based upon the fair value of the properties. As of December 31, 2005, EHSI has vacated all residents from two of the three nursing facilities, and several parties have expressed interest in purchasing the properties.

6. Property and Equipment

(thousands of dollars)			2005			2004
			As restated *			As restated *
		Accumulated			Accumulated
		Depreciation and	Net Book		Depreciation and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land and land improvements	89,594	4,062	85,532	68,247	5,124	63,123
Buildings	1,294,474	361,716	932,758	972,661	355,190	617,471
Furniture and equipment	134,157	58,450	75,707	130,168	63,402	66,766
Leasehold improvements	17,359	7,208	10,151	15,566	7,208	8,358
Construction in progress	6,960	—	6,960	14,261	—	14,261

	1,542,544	431,436	1,111,108	1,200,903	430,924	769,979

*	See note 1.
The cost of assets included in property and equipment under capital leases was $98,166,000 (2004 – $81,930,000) with accumulated depreciation of $7,184,000 (2004 – $4,696,000) note 11.
At December 31, 2005, as a lessor, EHSI leased four nursing facilities and subleased 12 facilities, all of which were treated as operating leases to Senior Health – Texas. The leases expire in September 2006, and the subleases expire through February 2012. The terms of the agreements provide the lessee with the option to purchase these EHSI-owned facilities during the term. The net book value at December 31, 2005, of the assets under operating lease agreements was $8,094,000 (2004 – $24,355,000).
Interest is capitalized in connection with the construction of facilities and is amortized over their estimated useful life. Interest capitalized in 2005, 2004 and 2003 was $687,000, $582,000 and $1,342,000, respectively.
7. Goodwill and Other Intangible Assets

(thousands of dollars)	2005	2004

Goodwill
Balance at beginning of year	87,364	93,583
Additions in the year	9,323	646
Disposals in the year	(27)	—
Foreign exchange	(3,347)	(6,865)

Balance at end of year	93,313	87,364

	Leasehold	Resident
	Rights	Relationships
Other intangible assets
Gross carrying value at beginning of year	12,039	—	12,039	12,985
Additions in the year	—	8,005	8,005	–
Foreign exchange	(390)	(502)	(892)	(946)

Gross carrying value at end of year	11,649	7,503	19,152	12,039

Accumulated amortization at beginning of year	(9,720)	—	(9,720)	(9,010)
Amortization	(1,377)	(2,383)	(3,760)	(1,480)
Foreign exchange	370	96	466	770

Accumulated amortization at end of year	(10,727)	(2,287)	(13,014)	(9,720)

Net carrying value	922	5,216	6,138	2,319

			99,451	89,683

Other intangible assets in 2004 consisted entirely of leasehold rights.
Since the adoption of a new accounting standard effective January 1, 2002, the Company has ceased the amortization of goodwill and the Company annually tests goodwill and intangible assets for impairment. No impairment existed for the years 2005, 2004 and 2003.

8. Other Assets

(thousands of dollars)	2005	2004

Investments held for self-insured liabilities	49,031	48,920
Notes, mortgages and amounts receivable	70,135	70,513
Other long-term receivables, less allowance of nil (2004 – $3,599)	6,531	12,278
Deferred charges	15,898	19,009
Assets held for sale	1,548	—
Other investments	184	6,136
Long-term accounts receivable from consulting agreements	—	11,382

	143,327	168,238

Investments Held for Self-insured Liabilities
These investments are subject to insurance regulatory requirements. The investment portfolio is comprised of U.S. dollar-denominated cash, money market funds and investment-grade corporate and government securities. Certain of these investments in the amount of $9,068,000 (US$7,797,000) have been pledged as collateral for letters of credit issued by the banker of the Company’s captive insurance company in favour of ceding companies.

(thousands of dollars)	2005	2004

Fixed income securities, with maturities due
In one year or less	4,422	1,083
After 1 year through 5 years	7,240	12,782
After 5 years through 10 years	7,302	4,691

	18,964	18,556
Cash and money market funds	25,243	27,093
Equities	4,824	3,271

	49,031	48,920

Notes, Mortgages and Amounts Receivable
Included in notes, mortgages and amounts receivable are $56,558,000 (2004 – $59,640,000) of notes receivable and discounted amounts receivable due from government agencies. The notes receivable of $5,026,000 (2004 – $6,179,000) bear interest at rates ranging from 6.35% to 7.75%. The amounts receivable of $51,532,000 (2004 – $53,461,000) represent amounts funded by the Ontario government for a portion of nursing home construction costs over a 20-year period. As each facility was opened, a receivable from the government was recorded based on applying a discount rate equivalent to the yield on a 20-year Ontario government bond. The amounts were discounted at rates ranging from 5.3% to 6.5% and the amounts were also treated as a reduction of property and equipment related to the facility.
In 2004 Tandem refinanced two of its nursing facilities and paid off $5,850,000 (US$4,402,000) of notes receivable due to EHSI, which were included in notes, mortgages and amounts receivable. Also in 2004, EHSI accepted a cash payment of $21,927,000 (US$16,150,000) for the remaining US$17,000,000 of notes receivable due from Tandem, resulting in a pre-tax loss of $1,720,000 that was included in loss (gain) from asset disposals, impairment and other items in the statement of earnings for 2004.
Other Long-term Receivables
For Medicare revenue earned prior to the implementation of the Prospective Payment System (PPS), and Medicaid programs with a retrospective reimbursement system, differences between revenue that EHSI ultimately expects to realize from these programs and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that EHSI ultimately expects to realize.
Accounts receivable from both Medicare and Medicaid state programs at December 31, 2005, totalled $13,969,000 (2004 – $20,379,000), net of an allowance of nil (2004 – $5,252,000). The amounts expected to be substantially collected within one year are reported as current accounts receivable, and the remaining amounts totalling $6,531,000 (2004 – $12,278,000) are reported in other assets.

In the third quarter of 2005, the Company recorded a contractual allowance against revenue of $2,666,000 (US$2,200,000), pertaining to Part A co-insurance receivables based upon the conclusion of audits covering the cost report years up to 2003.
Although there remain certain issues to be resolved with fiscal intermediaries, the significant settlement receivable issues in respect of revenue earned prior to the implementation of PPS were resolved in 2004. EHSI’s remaining Medicare settlement receivables primarily relate to reimbursable Part A co-insurance receivables, which totalled $10,583,000 (US$9,100,000) and $12,741,000 (US$10,600,000) at December 31, 2005 and December 31, 2004, respectively.
During 2004 EHSI reached negotiated settlements with fiscal intermediaries for outstanding Medicare settlement issues pertaining to revenue earned prior to the implementation of PPS. In January 2004 EHSI negotiated and subsequently received a cash settlement of $7,258,000 (US$5,600,000) for a staffing cost issue involving six claims years. This settlement did not result in any significant adjustment to the recorded receivable balance. In April 2004, in respect of two cost reporting years under appeal, EHSI reached a settlement with a fiscal intermediary on an issue involving the allocation of overhead costs. The settlement will result in payments to EHSI of approximately $10,000,000 (US$7,700,000), of which $9,097,000 (US$6,600,000) was received in May 2004, and the balance will be received upon resolution of other matters concerning the cost report years under appeal. EHSI had already collected $4,200,000 (US$3,000,000) in 2003 for the cost reporting year of 1996 under appeal involving the allocation of overhead costs, which resulted in no adjustment to the recorded receivable balance.
In August 2004 EHSI reached a settlement with a fiscal intermediary with respect to various issues regarding nursing facilities purchased in 1997 from Arbor Health Care Company (Arbor) and subsequently sold to Tandem in 1999. The settlement resulted in payments to EHSI of $2,567,000 (US$2,100,000), of which $2,200,000 (US$1,800,000) was received in the 2004 fourth quarter, and the remainder will be received in 2006. The settlement receivables were reserved for at the time of sale to Tandem, through an accrual of a US$3,700,000 long-term liability for outstanding tax, Medicare and other claims against Arbor, and were also reserved for within provisions for divested operations. EHSI’s escrow funds of US$3,700,000 remain on deposit with a trustee. Upon settlement of these Medicare matters, EHSI is confident that there are no further outstanding claims in respect of Arbor. However, there can be no assurance that other claims will not be made until the expiry of the warranty period with Tandem in 2007. As a result of the settlement, EHSI applied the US$3,700,000 of other long-term liabilities and US$3,200,000 of accrued liabilities for divested operations against the balance of the unrecoverable Medicare settlement receivable. As a result, there was no gain or loss recognized on settlement of this issue.
In September 2004 EHSI reached a settlement with a fiscal intermediary with respect to a Director of Nursing staff cost issue amounting to $3,912,000 (US$3,200,000), of which $3,423,000 (US$2,800,000) was received in the fourth quarter of 2004 and the balance will be received in 2006. There was no gain or loss recognized on settlement of this issue.
Other Investments
In September 2004 EHSI wrote off its carrying value of $5,046,000 (US$4,000,000) of an investment in a warrant to acquire 1,500,000 shares of Omnicare that it held pursuant to the divestiture of the pharmacy operations to Omnicare in 1998.
9. Equity Accounted Investments
Crown Life Insurance Company
Extendicare holds a 34.8% (1,113,690 shares) common equity interest in Crown Life, with a carrying value of $73,805,000 at December 31, 2005. Extendicare’s share of Crown Life’s earnings for the years ended December 31, 2005 and 2004 was $5,288,000 and $11,998,000, respectively. Extendicare received no dividends from Crown Life in 2005 and in 2004 received dividends of $82,413,000; $15,592,000 on June 15, 2004, or $14.00 per share, and $66,821,000 on December 15, 2004, or $60.00 per share.
In 1999 substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders, HARO Financial Company and Extendicare, provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In

July 2003 Great-West Lifeco Inc. acquired Canada Life, which has resulted in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
Crown Life has voided certain reinsurance contracts and continues to investigate the validity of the claims arising from other reinsurance contracts. It is not possible to estimate the ultimate costs, if any, that may result.
Crown Life is a defendant in a number of lawsuits. It is not possible to predict the outcome of outstanding litigation, or to estimate any costs that might arise.
Salumatics Inc.
The Company’s share of Salumatics Inc.’s (Salumatics) loss for year ended December 31, 2005, was $1,360,000, after applying amounts previously reserved. Extendicare’s carrying value of its investment in Salumatics, a provider of electronic health information and record management services, was reduced to nil from $2,623,000 at December 31, 2004, as a result of losses of Salumatics and a provision against the remaining carrying value (note 22).
10. Self-insured Liabilities and Measurement Uncertainty
The accrual for self-insured liabilities is based on management’s best estimate of the ultimate cost to settle claims. Management regularly evaluates the appropriateness of the carrying value of this liability. General and professional liability claims are the most volatile and significant of the risks for which the Company self-insures.
Management’s estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predictions concerning future events and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction in which the Company operates; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and uncertainty regarding the outcome of litigation.
As a result of the adverse development of claims experienced by the Company and the long-term care industry as a whole, the Company’s per claim retained risk increased significantly in 2000. This was mainly due to risk levels associated with the Florida and Texas operations. The Company exited the nursing home markets of these two highly litigious states in 2000 and 2001, respectively, thereby limiting future exposure to general liability claims. However, changes in the Company’s level of retained risk, and other significant assumptions that underlie management’s estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities, as well as on the Company’s operating results and liquidity.
Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its ceased operations, for which provisions were previously recorded. Payments made for resident care liability have tapered off, reflecting the wind-down of claims associated with the Florida and Texas disposed operations. Management anticipates that all claims associated with the past Florida and Texas operations will be settled by the end of 2006. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. General and professional liability claim payments for any one-policy year occur over a period of several years. However, the Company estimates and allocates a current portion of the professional liability claim payments on its balance sheet.
The Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

11. Long-term Debt

(thousands of dollars)		2005		2004
Payable in United States dollars	US$		US$
EHSI
Senior Subordinated Notes at 6.875%, due 2014	122,255	142,183	122,022	146,669
Senior Notes at 9.50%, due 2010	149,756	174,166	149,714	179,956
Term Loan at variable rates, due 2010	85,570	99,518
Mortgages and Industrial Development Revenue Bonds 6.25% to 13.61%, maturing through to 2008	3,923	4,562	4,345	5,223
At varying rates, due 2014	—	—	9,500	11,419
Notes payable, 3% to 8%, maturing through to 2008	648	754	6,340	7,621
Obligations under capital leases	—	—	11	13

	362,152	421,183	291,932	350,901

ALC
Red Mortgage Capital Note at 6.24%, due 2014	36,533	42,487
DMG Mortgage notes payable, 7.58% to 8.65%, due 2008	27,263	31,707
Oregon Trust Deed Notes, 0.25% to 10.90%, maturing 2020 through to 2026	9,483	11,029
HUD Insured Mortgages, 7.40% to 7.55%, due 2036	7,673	8,924
Capital lease obligations, 2.84% to 13.54%, maturing through to 2009	12,222	14,214

	93,174	108,361

Payable in Canadian dollars
Extendicare Inc. and Canadian Subsidiaries
Mortgages, 5.81% to 9.81%, maturing through to 2013		133,123		136,822
Obligations under capital leases, 7.28% to 8%, maturing through to 2028		133,727		133,179

		266,850		270,001

		796,394		620,902
Less due within one year and included in current liabilities		21,151		7,251

		775,243		613,651

The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including current maturities of long-term debt, of US$143,630,000 and borrowings of US$60,000,000 under its former credit facility to finance the transaction. In August 2004 EHSI amended and restated its former credit facility to refinance and pay certain of its debt instruments. Specific information related to the Company’s long-term debt, including changes to EHSI’s long-term debt and its credit facility and ALC’s long-term debt acquired are outlined in the descriptions that follow.
EHSI Debt
Senior Subordinated Notes Due 2014
In April 2004 EHSI issued US$125,000,000 aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%, and amended and restated its credit facility. The net proceeds from the 2014 Notes were approximately US$117,400,000, and were used, together with cash on hand and new borrowing capacity, to purchase for cash all of EHSI’s outstanding US$200,000,000 aggregate principal amount of the 2007 Notes. On April 5, 2004, EHSI commenced a tender offer for the 2007 Notes, for which 61%, excluding those held by Extendicare Inc., were tendered and US$104,900,000 aggregate principal was repaid on April 22, 2004. The remaining US$95,100,000 of 2007 Notes not tendered were redeemed and paid for on May 24, 2004, including the US$27,900,000 held by Extendicare Inc.
In August 2004 EHSI completed its offer to exchange new 6.875% Senior Subordinated Notes due 2014 that had been registered under the Securities Act of 1933 for the Senior Subordinated Notes issued in April 2004 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The terms of the new 2014 Notes are identical to the terms of the 2014 Notes issued in April 2004.

The 2014 Notes are fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severally, except for ALC’s unrestricted subsidiaries, by all of EHSI’s existing and future significant U.S. domestic subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.
Senior Notes Due 2010
On June 28, 2002, EHSI completed a private placement of US$150,000,000 of 9.5% Senior Notes due July 1, 2010 (the “2010 Notes”), which were issued at a discount of 0.25% of par to yield 9.54%. In January 2003 EHSI completed an offer to exchange new 9.5% Senior Notes due 2010 that had been registered under the Securities Act of 1933 for the Notes issued in June 2002. The terms of the new Senior Notes are identical to the terms of the 2010 Senior Notes issued in June 2002 and are guaranteed by all existing and future active subsidiaries of EHSI except for ALC’s unrestricted subsidiaries.
On April 22, 2004, EHSI entered into interest rate swap and cap agreements to convert the fixed-rate debt on the 2014 Notes and the 2010 Notes to variable rates, subject to the interest rate cap (note 12).
The 2010 Notes and the 2014 Notes are redeemable at EHSI’s option starting on July 1, 2006, and May 1, 2009, respectively. The redemption prices, if redeemed during the 12-month period indicated, are as follows:

Senior Notes, due 2010		Senior Subordinated Notes, due 2014
Year (starting July 1)		Year (starting May 1)

2006	104.750%	2009	103.438%
2007	102.375%	2010	102.292%
2008 and thereafter	100.000%	2011	101.146%
		2012 and thereafter	100.000%

Term Loan and Revolving Credit Facility
On August 4, 2005, EHSI amended and restated its former credit facility to: increase the total borrowing capacity from US$155,000,000 to US$200,000,000, comprised of an US$86,000,000 term loan (the “Term Loan”) and a US$114,000,000 revolving credit facility (the “Credit Facility”); reduce the cost of borrowing; and provide increased financial flexibility.
As a result of this, on August 4, 2005, EHSI borrowed US$86,000,000 under the Term Loan and US$13,900,000 under the revolving portion of the Credit Facility, repaid in full US$64,000,000 under the former credit facility and terminated and repaid in full ALC’s US$34,016,000 of borrowings under ALC’s GE Capital Term Loan and ALC’s Credit Facility.
The terms of EHSI’s Term Loan and Credit Facility included, among other things, the following changes from its former credit facility:
•	a Term Loan for US$86,000,000 with the principal balance payable in equal quarterly instalments of US$215,000 over the first four years, equal quarterly instalments of US$20,600,000 over the first three quarters of the last year, and a final principal instalment of US$20,600,000 on the maturity date;
•	a reduction in the revolving credit limit by US$41,000,000 to US$114,000,000 from the US$155,000,000 limit under the former credit facility. EHSI may request an increase in the credit extended or available by up to US$15,000,000, subject to the approval by one or more of the participating lenders. This increase may be in the form of additional term loans or an increase in the revolving credit limit;
•	a maturity date of July 31, 2010, reflecting an extension of just over one year from the maturity date of the former credit facility;
•	the interest rate spreads over the Eurodollar rate or the base rate, as applicable, have been reduced and fixed at 1.75% per annum for Eurodollar rate loans and 0.75% per annum for base rate loans. Under the former credit facility the interest rate spread ranged from 2.50% per annum to 3.25% per annum for Eurodollar rate loans and from 1.50% per annum to 2.25% per annum for base rate loans, subject in each case, to adjustments based on EHSI’s senior leverage ratio;

•	a provision for a US$10,000,000 swing line commitment within the US$114,000,000 revolving credit limit;
•	the financial covenants will include ALC’s debt and earnings, whereas the financial covenants under the former credit facility did not. The financial covenants are otherwise substantially the same as under the former credit facility;
•	included procedures for ALC and its subsidiaries to be designated as restricted subsidiaries and guarantors over time. As this occurs, these subsidiaries will become subject to the covenants of the Term Loan and Credit Facility that apply to EHSI’s restricted subsidiaries. Also, EHSI is permitted to make investments in these subsidiaries to the same extent that it is permitted to make investments in its other restricted subsidiaries that have guaranteed the Term Loan and Credit Facility;
•	increased EHSI’s ability to make investments in unrestricted subsidiaries (the unrestricted subsidiaries being ALC and its subsidiaries unless and until they have been designated as restricted subsidiaries), such that EHSI and its restricted subsidiaries may have investments in unrestricted subsidiaries outstanding from time to time up to the sum of the amount of investments in unrestricted subsidiaries at June 30, 2005, plus US$40,000,000;
•	a requirement that ALC’s debt in connection with the US$22,000,000 of Revenue Bonds secured by ALC facilities located in the States of Washington, Idaho and Ohio be repaid in full within 180 days after the closing of the Term Loan and Credit Facility. These Revenue Bonds were prepaid in December 2005 for the amount of US$21,100,000 and as a result of the repayment ALC became a restricted subsidiary under the Term Loan and Credit Facility; and
•	increased EHSI’s ability to make restricted payments to permit annual dividends up to the lesser of (i) 50% of its net income, (ii) US$25,000,000 plus the unused restricted payment amount for the previous fiscal year, or (iii) US$50,000,000.
In January 2005 EHSI had amended its former revolving credit facility to permit a loan from its U.S. parent, Extendicare Holdings, Inc. (EHI) and to partially finance the acquisition of ALC. The ALC debt that EHSI assumed in the acquisition was non-recourse to EHSI and its subsidiaries that existed prior to the acquisition of ALC. ALC’s debt and earnings were excluded from existing financial covenants under EHSI’s former credit facility and certain restrictions in EHSI’s former credit facility did not apply to ALC and its subsidiaries. EHSI was restricted from borrowing further under its former credit facility, or with limited exceptions otherwise making investments, to support ALC and its subsidiaries, and all cash flow from ALC was retained within the ALC operation.
The Credit Facility is used to back letters of credit and for general corporate purposes. The Term Loan and Credit Facility is guaranteed by EHI and EHSI’s material domestic subsidiaries, excluding ALC’s unrestricted subsidiaries. The collective group of ALC subsidiaries that are non-guarantors to the lenders of the Term Loan and Credit Facility have been determined to be minor. The Term Loan and Credit Facility is secured by certain tangible and intangible assets of EHI, EHSI and the subsidiary guarantors (other than ALC’s unrestricted subsidiaries), including certain real property and, with certain exceptions, substantially all of the personal property of EHI, EHSI and the subsidiary guarantors (other than ALC’s unrestricted subsidiaries). The Term Loan and Credit Facility is also secured by a pledge of 65% of the voting stock of EHSI’s foreign subsidiaries, including its subsidiary guarantors’ foreign subsidiaries, if any. As a result, the Term Loan and Credit Facility is secured by the same assets that secured the former revolving credit facility; however, it provides for additional security consisting of 45 of ALC’s assisted living facilities, formerly financed under ALC’s GE Capital Term Loan and Credit Facility and Revenue Bonds, and one nursing facility located in Kentucky that was acquired in June 2005. Further guarantees and collateral may be provided as additional subsidiaries of ALC become restricted subsidiaries. As subsidiaries of ALC guarantee or otherwise provide credit support for the Term Loan and Credit Facility, EHSI will be required to cause such subsidiaries to guarantee the 2010 Notes and the 2014 Notes on the same basis as the existing guarantors of the respective notes have guaranteed such notes.
Like the former credit facility, the Term Loan and Credit Facility contain customary covenants and events of default and are subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Term Loan and Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Term Loan and Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Term Loan and Credit Facility.

As of December 31, 2005, EHSI had borrowings of $99,518,000 (US$85,570,000) under the Term Loan, and no borrowings under its Credit Facility. The unused portion of the Credit Facility that was available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$18,200,000, was US$95,800,000 as of December 31, 2005.
The Term Loan and Credit Facility require that EHSI comply with various financial covenants, including fixed charge coverage, debt leverage and tangible net worth ratios. EHSI is in compliance with all of its financial covenants as of December 31, 2005.
Mortgages, Industrial Development Revenue Bonds and Notes Payable
In January 2005 EHSI prepaid in full a US$9,500,000 variable rate Industrial Development Revenue Bond, due 2014 and also, in February 2005 EHSI prepaid in full mortgage notes payable totalling US$5,317,000. These prepayments resulted in a charge of $337,000 (US$275,000) to write off deferred financing costs, which is included in earnings as part of loss (gain) from asset disposals, impairment and other items.
During the first and third quarters of 2004, EHSI prepaid in full $16,900,000 (US$13,000,000) and $12,400,000 (US$9,500,000), respectively, of Industrial Development Revenue Bonds, resulting in the write-off of $663,000 (US$506,000) of deferred financing costs, which have been reported in loss (gain) from asset disposals, impairment and other items in the statement of earnings.
ALC Debt
Red Mortgage Capital Note 6.24% Due 2014
The Red Mortgage Capital Note has a fixed interest rate of 6.24%, has a 25-year principal amortization and is secured by 24 assisted living facilities within ALC. The Red Mortgage Capital Note was entered into by subsidiaries of ALC and is non-recourse to EHSI and its subsidiaries that existed prior to the ALC acquisition, but subject to a limited guarantee by ALC.
DMG Mortgage Notes Payable Due 2008
DMG Mortgage notes payable include three fixed-rate notes that are secured by 13 ALC assisted living facilities located in Texas, Oregon and New Jersey. These notes were entered into by subsidiaries of ALC and are non-recourse to EHSI and its subsidiaries that existed prior to the ALC acquisition, but subject to a limited guarantee by ALC. These notes collectively require monthly principal and interest payments of US$230,000, with balloon payments of US$11,800,000, US$5,300,000 and US$7,200,000 due at maturity in May, August and September 2008, respectively. These loans bear interest at fixed rates ranging from 7.6% to 8.7%.
Oregon Trust Deed Notes
The Oregon Trust Deed Notes, which mature 2020 through 2026, are secured by buildings, land, and furniture and fixtures of six ALC assisted living facilities in Oregon. The Notes are payable in monthly instalments including interest at effective rates ranging from 7.4% to 9.0%. Under debt agreements relating to the Oregon Trust Deed Notes, ALC is required to comply with terms of certain regulatory agreements until the scheduled maturity dates of the related Revenue Bonds issued by the State of Oregon to partially fund the Trust Deed Notes as described in note 18 regarding Revenue Bonds commitments. ALC is also required to maintain a capital replacement escrow account to cover future expected capital expenditure requirements for the leased properties.
HUD Insured Mortgage Due 2036
The Housing and Urban Development (HUD) insured mortgages include three separate loan agreements entered into in 2001. The mortgages are each secured by a separate ALC assisted living facility located in Texas. These loans mature between July 1, 2036 and August 1, 2036, and collectively require monthly principal and interest payments. The loans bear interest at fixed rates ranging from 7.40% to 7.55%.

Capital Lease Obligations
In March 2005 ALC amended its lease agreements with Assisted Living Facilities, Inc., an unrelated party, relating to five of its assisted living facilities located in Oregon, which provided ALC with an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of US$12,822,000 was recorded, which represented the estimated market value of the properties as of the lease amendment date, and also approximated the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009.
Canadian Debt
Mortgages
The Company and its Canadian subsidiaries have various mortgages with several Canadian financial institutions at rates ranging from 5.81% to 9.81% with maturity dates through to 2013.
Capital Lease Obligations
ECI obtained financing of $125,400,000 in 2001 at a financing cost of approximately 8.0% from BCP Long-Term Care Facilities Inc. (BCP) to build eight Ontario nursing facilities and entered into another arrangement in 2003 with BCP for $14,400,000 of financing for an additional Ontario nursing home at a borrowing rate of 7.28%. ECI is operating the facilities for BCP under 25-year capital lease arrangements.
During the first quarter of 2005, ECI amended its 2001 agreement with BCP covering financing for eight of ECI’s new Ontario nursing homes under 25-year capital lease arrangements. The amendment altered the $5,000,000 security for a debt service reserve to be entered into after construction and for the duration of the term of the leases, from a letter of credit to a charge on an Ontario nursing home owned and operated by the Company.
Other
Letters Of Credit
As of December 31, 2005, the Company had issued letters of credit totalling US$21,900,000 through EHSI and ALC. EHSI had issued US$2,200,000 in letters of credit (of which US$800,000 pertained to ALC’s assisted living facilities) as security for landlords of leased properties. These letters of credit are renewed annually and have maturity dates ranging from January 2006 to December 2006. EHSI also had issued US$19,600,000 in letters of credit (of which US$2,900,000 pertained to ALC) to outside third-party insurers and the Ohio Bureau of Workers’ Compensation as security for workers’ compensation claims. These letters of credit are renewed annually and have maturity dates ranging from January 2006 to March 2007. ALC’s letters of credit are secured with cash held as collateral whereas EHSI’s letters of credit are secured by the Credit Facility.
In the second quarter of 2005, the Company amended its Canadian bank line of credit to increase availability to $50,000,000 from $40,000,000. There were no borrowings under the Canadian line of credit at December 31, 2005. The Company had $10,200,000 available under its Canadian line of credit at December 31, 2005, after reduction for outstanding letters of credit of $39,800,000, primarily to secure pension obligations.
Principal Repayments
Principal repayments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases as described in note 18, after giving effect to renewal privileges, are as follows:

Year	(thousands of dollars)

2006	18,247
2007	11,972
2008	46,372
2009	60,263
2010	228,438

General
After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2005, 2004 and 2003 was approximately 8.1%, 7.3% and 7.8%, respectively. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 47.8% of the long-term debt was effectively at fixed rates.
Interest paid in 2005, 2004 and 2003 was $61,938,000, $53,095,000 and $66,094,000, respectively.
12. Interest Rate Swap and Cap Agreements
EHSI entered into an interest rate swap agreement and an interest rate cap agreement in 2002. The swap arrangement was used to hedge a notional US$150,000,000 of EHSI’s fixed-rate 9.35% 2007 Notes and was to mature in December 2007. The interest rate cap agreement covered a notional amount of US$150,000,000 and also matured in December 2007.
On April 19, 2004, coterminous with the redemption of its 2007 Notes, EHSI terminated its related interest rate swap and cap agreements for an aggregate gain of $4,433,000 (US$3,302,000), which was recognized in the second quarter of 2004. In addition, to hedge its exposure to fluctuations in market value, on April 22, 2004, EHSI entered into two new interest rate swap agreements and two new interest rate cap agreements relating to EHSI’s 2010 Notes and 2014 Notes.
With respect to the 2010 Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010, with a notional amount of US$150,000,000. This agreement effectively converted up to US$150,000,000 of fixed-rate indebtedness into variable-rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after July 1, 2006, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring July 1, 2010, with a notional amount of US$150,000,000 (the “2010 Cap”). Under the terms of the 2010 Cap, EHSI paid on April 22, 2004, an upfront fee of US$3,500,000 to the counterparty, and the change in fair value of this fee is recorded in the statement of earnings. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring July 1, 2010, caused by increases in market interest rates over a certain level. Under the terms of the 2010 Cap, the counterparty can call the cap if the interest rate swap agreement expiring July 1, 2010, is terminated.
With respect to the 2014 Notes, on April 22, 2004, EHSI entered into an interest rate swap agreement expiring May 1, 2014, with a notional amount of US$125,000,000. This agreement effectively converted up to US$125,000,000 of fixed-rate indebtedness into variable-rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after May 1, 2009, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring May 1, 2014, with a notional amount of US$125,000,000 (the “2014 Cap”). Under the terms of the 2014 Cap, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring May 1, 2014, caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring May 1, 2014, is terminated.
The interest rate swaps maturing in 2010 and 2014 are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. As of December 31, 2005, the fair value of the interest rate swaps designated as fair value hedges is a liability of $6,267,000 (US$5,389,000) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

The interest rate caps maturing in 2010 and 2014 are not designated as hedges and the change in fair value of these caps are reported in the statement of earnings. As of December 31, 2005, the fair value of the 2010 Cap is an asset of $450,000 (US$387,000) and the fair value of the 2014 Cap is a liability of $6,392,000 (US$5,496,000). The asset is included in the balance sheet as other assets and the liability is included in other long-term liabilities (note 13). The fair values of EHSI’s interest rate caps are dependent on projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. The value of EHSI’s interest rate caps declined in 2005 and resulted in a valuation adjustment loss of $2,248,000 (US$1,803,000) for the year ended December 31, 2005.
13. Other Long-term Liabilities

(thousands of dollars)	2005	2004
	As restated *	As restated *

Accrued pension plan obligation (note 20)	21,815	19,734
Conditional asset retirement obligation	19,983	19,125
Deferred compensation	9,738	8,663
Unfavourable lease adjustments as lessee	4,457	—
Future lease commitments	2,485	—
Market value of interest rate caps	6,392	6,299
Other	1,742	183

	66,612	54,004

*	See note 1.
Accrued Pension Plan Obligation
The Company provides a defined benefit pension plan and supplementary plan, which is an unfunded defined benefit pension arrangement, for certain of its executives.
Conditional Asset Retirement Obligation
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The following assumptions were used in calculating the conditional asset retirement obligations: (a) discount rates of 6.75% for facilities located in Canada and 7.10% for facilities located in the U.S.; (b) estimated timing of the settlement of the conditional obligations ranges from 10 to 30 years; and (c) the estimated undiscounted cash flow amount to settle the asset retirement obligation is approximately $50 million.
Deferred Compensation
EHSI maintains an unfunded deferred compensation plan offered to all corporate employees defined as highly compensated by the U.S. Internal Revenue Service Code in which participants may defer up to 10% of their base salary. EHSI will match up to 50% of the amount deferred. The Company also maintains non-qualified deferred compensation plans covering certain executive employees.
Unfavourable Lease Adjustment as Lessee
EHSI evaluated the ALC leases in existence at the date of the acquisition and determined, based upon future discounted lease payments over the remaining term of the lease, an excess was to be paid, as compared to the market, based upon the operating cash flows of the leased facilities. The unfavourable lease liability upon acquisition was $4,879,000 (US$3,931,000), and is amortized on a straight-line basis, as an offset to lease expense, over the term of the lease agreements. The amount of unfavourable lease amortization for the 11-month period ended December 31, 2005 was $119,000 (US$99,000).

14. Share Capital
The authorized capital of the Company consists of an unlimited number of:
Class I preferred shares, issuable in series; Class II preferred shares, issuable in series; Subordinate Voting Shares; and Multiple Voting Shares, convertible on the basis of one Subordinate Voting Share for each Multiple Voting Share. All preferred shares are redeemable at $25.00 per share at the option of the Company.
Class I Preferred Shares
Cumulative Redeemable Preferred Shares, Series 2 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 71% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date. The provisions of these shares contain an annual purchase obligation, whereby the Company is obliged to make its best efforts to acquire 71,637 of these shares annually on the open market.
Adjustable Dividend Preferred Shares, Series 3 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of an interest rate to be determined every five years by reference to yields on selected Government of Canada bonds. The annual dividend rate was 3.96% for the period commencing February 16, 2001 and ending February 15, 2006. The annual dividend rate is 2.84% for the period commencing February 16, 2006 and ending February 15, 2011. The Series 3 Preferred Shares were convertible into Adjustable Dividend Preferred Shares, Series 4 on a share-for-share basis on February 16, 2006, and are convertible on each fifth anniversary thereof. On February 16, 2006, under the above conversion privileges, 3,400 Series 3 Preferred Shares were converted into an equal number of Series 4 Preferred Shares.
Adjustable Dividend Preferred Shares, Series 4 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date. The Series 4 Preferred Shares were convertible into Series 3 Preferred Shares on a share-for-share basis on February 16, 2006, and are convertible on each fifth anniversary thereof. There were no Series 4 Preferred Shares converted on February 16, 2006.
Class II Preferred Shares
Preferred Shares, Series 1 are entitled to receive monthly cumulative cash dividends in an amount determined by applying $25.00 to one-twelfth of the defined Annual Dividend Rate applicable to that calendar month. The Annual Dividend Rate for a calendar month is calculated with reference to the Canadian prime rate of interest and the defined Calculated Trading Price of the Class II Preferred Shares, Series 1.
Subordinate Voting Shares and Multiple Voting Shares
Subordinate Voting Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Subordinate Voting Shares entitle the holders thereof to quarterly preferential dividends, cumulative within each financial year, aggregating $0.025 per share in each financial quarter, after which each Multiple Voting Share and Subordinate Voting Share participates equally in all further dividends.
Multiple Voting Shares are entitled to 10 votes for each share held at any meeting of shareholders.
Normal Course Issuer Bid and Purchase Obligation
During 2005, pursuant to normal course issuer bids, the Company purchased for cancellation 1,430,000 Subordinate Voting Shares at a cost of $25,489,000 (2004 – 456,100 shares at a cost of $6,623,000) and 75,900 Multiple Voting Shares at a cost of $1,351,000 (2004 – 7,700 shares at a cost of $120,000). The shares purchased and cancelled during 2005 included 669,900 Subordinate Voting Shares and 52,100 Multiple Voting Shares purchased under the current bid at a total cost of $13,088,000. The current bid, which commenced November 29, 2005, will terminate for each class of shares on the earlier of November 28, 2006, and the dates on which a total of 2,800,000 Subordinate Voting Shares, 590,000 Multiple Voting Shares and 19,000 Class II Preferred Shares, Series 1, have been purchased and cancelled by the Company pursuant to the bid.
During 2005 the Company purchased 11,500 Class I Preferred Shares, Series 2 for $286,000 pursuant to the purchase obligation (2004 – 21,900 shares for $544,000).

The purchase of shares for cancellation resulted in a direct charge to retained earnings in 2005 of $20,012,000 (2004 – $4,602,000), for the net cost of the shares in excess of, or below, their carrying values.
Stock Option Plan
The Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”) provides directors and employees of the Company and its affiliates with an incentive to enhance shareholder value by providing such persons with the opportunity to participate in an increase in the equity value of the Company’s Subordinate Voting Shares. Options are granted at the discretion of the Board of Directors, upon recommendation by the Human Resources Committee. Any director, officer or employee of the Extendicare group of companies is eligible to participate.
In May 2004 the Company’s Board of Directors, with the approval of the Toronto Stock Exchange (TSX), amended the Stock Option Plan to add the ability to grant tandem share appreciation rights (SARs) with option grants. The Board may grant SARs in tandem with each stock option grant. If the stock option has a tandem SAR attached, participants have the right to choose to exercise a SAR instead of the corresponding option. When a SAR is exercised the participant receives, at the election of the Board of Directors, either a payment in cash or equivalent value of Subordinate Voting Shares acquired on the open market, equal to the difference between the closing price of the Subordinate Voting Shares and the exercise price of the option. To the extent that awards pursuant to the Stock Option Plan result in the exercise of SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Stock Option Plan for future grants. Awards pursuant to the Stock Option Plan are exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board of Directors at the time of granting.
The Company’s Stock Option Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) for the Subordinate Voting Shares as quoted on the TSX on the trading day prior to the date of grant. The Stock Option Plan contains provisions for appropriate adjustments in the event of a corporate reorganization, including an amalgamation or merger of the Company with or into another company, or in the event of a fundamental change (as defined). Upon termination of employment, for any reason other than retirement or death, options that have not vested are forfeited, and vested options must be exercised within the 90-day period following the date of termination. In the case of death, options that have vested, including those that vest during the next 270 days, must be exercised within the 270-day period following the date of death. In the case of normal retirement, options continue to vest and are exercisable in accordance with the terms of their original grant.
As at December 31, 2005, 3,084,225 Subordinate Voting Shares have been reserved under the Stock Option Plan, of which a total of 1,868,375 Subordinate Voting Shares have been granted. All options granted prior to 2004 vest equally over the first four years, and expire five years from the date of grant. All options granted after 2003 included tandem SARs, vest equally over the first four years, and expire 10 years from the date of grant. The options granted have exercise prices ranging from $3.45 to $18.40, and expire between February 21, 2006, and December 19, 2015.
On December 15, 2005, the Board of Directors, with the conditional approval of the TSX and subject to approval of the shareholders, resolved to increase the maximum number of Subordinate Voting Shares issuable under the Stock Option Plan by 3,400,000 Subordinate Voting Shares. If the proposed increase is approved, 6,484,225 Subordinate Voting Shares, representing 9.56% of the outstanding Subordinate Voting Shares and Multiple Voting Shares as at December 31, 2005, will be issuable under the Stock Option Plan.

A summary of the status of the Company’s stock options/SARs as of December 31, 2005, 2004 and 2003, and changes during the years ending on those dates, is presented below:

		2005		2004		2003
		Weighted		Weighted		Weighted-
	Number of	-average	Number of	-average	Number of	average
	Stock	Exercise	Stock	Exercise	Stock	Exercise
	Options	Price ($)	Options	Price ($)	Options	Price ($)

Outstanding at beginning of year	2,122,775	6.01	2,297,250	3.86	2,514,750	4.14
Granted	561,000	18.00	440,000	14.57	458,000	3.45
Exercised	(730,775)	3.57	(567,975)	4.07	(364,500)	4.27
Cancelled	(84,625)	11.85	(46,500)	4.17	(311,000)	5.09

Outstanding at end of year	1,868,375	10.30	2,122,775	6.01	2,297,250	3.86

Options exercisable at year-end	643,125	5.79	893,900	3.62	944,875	3.85

The following table summarizes information about stock options/SARs outstanding at December 31, 2005.

		Options Outstanding		Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number of	Remaining	Exercise	Number of	Exercise
Range of Exercise Price ($)	Stock Options	Contractual Life	Price ($)	Stock Options	Price ($)

Stock options
3.45 to 3.70	395,500	2.2 years	3.47	171,500	3.50
4.36 to 7.01	529,000	1.0	4.44	371,250	4.47
Options/SARs
14.50 to 14.82	422,875	8.5	14.57	100,375	14.58
17.20 to 18.40	521,000	9.2	17.98	—	—

For awards under the Stock Option Plan that included tandem SARs, the Company accrues compensation expense on a graded vesting basis in an amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During 2005 the Company recorded compensation expense of $1,029,000 (2004 – $90,000) associated with the tandem SARs granted.
The Company elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation expense in 2005 of $154,000 (2004 – $192,000; 2003 – $144,000). Contributed surplus increased by $73,000 to $391,000 at the end of 2005 (2004 – increased by $174,000 to $318,000 at the end of 2004), after $80,000 (2004 – $18,000) of adjustments for a portion of the stock options that were exercised.

Had stock options granted under the Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated below:

(thousands of dollars except per share amounts)	2005	2004	2003
	As restated *	As restated *	As restated *

Net earnings
As reported	94,195	124,292	59,772
Compensation expense related to fair value of stock options, after taxes of nil	(118)	(338)	(582)

Pro forma	94,077	123,954	59,190

Earnings per Subordinate Voting Share, reported
Basic	1.38	1.80	0.86
Diluted	1.36	1.76	0.85
Earnings per Subordinate Voting Share, pro forma
Basic	1.38	1.79	0.85
Diluted	1.36	1.76	0.84
Earnings per Multiple Voting Share, reported
Basic	1.28	1.80	0.86
Diluted	1.26	1.76	0.85
Earnings per Multiple Voting Share, pro forma
Basic	1.28	1.79	0.85
Diluted	1.26	1.76	0.84

*	See note 1.
The weighted average fair value of options granted during the year ended December 31, 2003, was $1.49. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield – nil; expected share price volatility – 44.6%; risk-free rate of return – 4.0%; and expected period until exercise – 4.7 years.
15. Revenue
The Company derived approximately 72%, 77% and 76% of its United States revenue in 2005, 2004 and 2003, respectively, from services provided under the federal (Medicare) and state (Medicaid) programs. The Medicare program pays each participating facility a prospectively set rate for each resident, which is based on the resident’s acuity. Most Medicaid programs fund participating facilities using a case-mix based system, paying prospectively set rates.
Subsequent to the acquisition of ALC, in the United States EHSI derived approximately 78% of its assisted living facility revenue in 2005 from private-pay residents in the period in which EHSI provides service and at rates it establishes based upon the services provided and market conditions in the area of operation. The remaining revenue is derived from state medical assistance programs whose rates are established for the facility or facilities in the state and are subject to periodic, but not retrospective, adjustments.
EHSI also derives outpatient therapy revenue by providing rehabilitation therapy services to outside third parties at its clinics. The revenue sources are primarily HMOs and commercial insurance (46%), workers’ compensation (23%), Medicare (22%), Medicaid (4%) and other sources, including self-pay customers (5%).
In respect of Medicare cost reporting periods prior to the implementation of PPS, EHSI has ongoing discussions with its fiscal intermediaries regarding the treatment of various items related to prior years’ cost reports. Normally items are resolved during the audit process and no provision is required. Differences of opinion regarding cost reporting methods between EHSI and its fiscal intermediaries can be settled through a formal appeal process. Should this occur, a general provision for Medicare receivables may be recorded for disagreements that result in EHSI filing an appeal with the Provider Reimbursement Review Board of the Centers for Medicare & Medicaid Services (CMS).

With respect to Medicaid in states that utilize retrospective reimbursement systems, nursing facilities are paid on an interim basis for services provided, subject to adjustments based upon allowable costs, which are generally submitted in cost reports on an annual basis. In these states, revenue is subject to adjustments as a result of cost report settlements with the state.
At December 31, 2004, the States of Pennsylvania, Indiana and Washington had proposed state plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003, which were awaiting review and approval by CMS.
In June 2005 CMS and the State of Indiana announced the approval of a state plan amendment and waiver that increased federal funding to the Medicaid program retroactively to July 1, 2003. As a result, EHSI recognized incremental revenue of $13,530,000 (US$10,952,000) and provider tax expense of $7,752,000 (US$6,275,000) pertaining to the period July 1, 2003 to December 31, 2004 in the second quarter of 2005 and a final adjustment in the third quarter to revenue of $2,231,000 (US$1,823,000) as final revenue rates were released by Indiana. As of December 31, 2005, all revenue has been received except for $465,000 (US$400,000), which is included in accounts receivable, and all provider taxes have been paid except for $116,000 (US$100,000), which is included in accrued liabilities.
In January 2005 the States of Pennsylvania and Washington received approval from CMS for state plan amendments and waivers, that increased federal funding for their Medicaid programs and provided nursing facilities with revenue rate increases to offset new state provider taxes. The Washington approval had no impact on EHSI’s income. In March 2005 the State of Pennsylvania officially approved and committed to the state plan amendment and waiver resulting in EHSI recording incremental revenue of $20,220,000 (US$16,483,000) and provider tax expense of $16,356,000 (US$13,333,000) pertaining to the period July 1, 2003 to December 31, 2004. Offsetting this increase in revenue, the State of Pennsylvania published its final Medicaid rates for the year commencing July 1, 2004, which resulted in a reduction in the last half of 2005 of $848,000 (US$700,000) of revenue recorded in the first quarter. As of December 31, 2005, all revenue was received except for $4,768,000 (US$4,100,000), which is included in accounts receivable, and all provider taxes have been paid except for $5,001,000 (US$4,300,000), which is included in accrued liabilities.
16. Income Taxes
The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

(thousands of dollars)	2005	2004	2003
	As restated *	As restated *	As restated *

Earnings from continuing health care operations before income taxes	147,760	126,087	65,562

Income taxes at statutory rates of 36.12% (2004 – 36.12%; 2003 – 36.62%)	53,371	45,543	24,008
Income tax effect relating to the following items
Tax rate variance of foreign subsidiaries	3,587	4,563	2,789
Recovery of prior year taxes re loss on sale of subsidiary stock	—	(38,968)	—
IRS audit settlement and other items	—	(2,103)	—
Benefit of other operating and capital loss utilization	(4,297)	(5,312)	(2,744)
Non-taxable income	(302)	(3,256)	(410)
Other items	(2,701)	(138)	515

	49,658	329	24,158

*	See note 1.

Income taxes for 2004 included a tax benefit of $41,071,000 (US$33,596,000) recorded in December 2004 resulting from two events. EHSI recorded a cumulative tax benefit of $38,968,000 (US$31,876,000) for an additional loss claimed from the December 1999 sale of Arbor, its former subsidiary, to Tandem. This additional loss was allowed primarily due to the issuance of additional guidance by the U.S. Internal Revenue Service (IRS), regarding the allowable method to calculate the loss on the sale of subsidiary stock, and partially due to the settlement of an IRS audit for the tax years ending December 1997 through December 2002. In addition, EHSI recorded a tax benefit of $2,103,000 (US$1,720,000) relating to this audit and other issues.
Cash taxes paid in 2005, 2004 and 2003 were $50,782,000, $29,677,000 and $15,547,000, respectively.
At December 31, 2005, the Company had net operating loss carryforwards available for U.S. state income tax financial reporting purposes of $33,070,000 (US$28,435,000), which expire in 2006 through 2025. In addition, the Company had $7,832,000 net operating loss carryforwards available for Canadian income tax purposes, which expire in 2007 through 2015. To the extent the realization of these losses is uncertain, a valuation allowance has been established.
ALC has $64,198,000 (US$55,200,000) of net operating losses available for federal income tax purposes, which will expire between 2009 and 2025. These net operating losses were partially generated prior to ALC’s emergence from bankruptcy on January 1, 2002 and partially generated subsequent to ALC’s emergence from bankruptcy. ALC’s emergence from bankruptcy created an ownership change as defined by the IRS. Internal Revenue Code Section 382 of the IRS imposes limitations on the utilization of the loss carryfowards and built-in losses after certain ownership changes of a loss company. ALC was deemed to be a loss company for these purposes. Under these provisions, EHSI’s ability to utilize ALC loss carryforwards generated prior to ALC’s emergence from bankruptcy and built-in losses in the future will generally be subject to an annual limitation of approximately $1,860,000 (US$1,600,000). Any unused amount is added to and increases the limitation in the succeeding year. ALC’s net unrealized built-in losses were $44,427,000 (US$38,200,000) as of December 31, 2005. The deferred tax assets include loss carryforwards and built-in losses and their related tax benefit available to EHSI to reduce future taxable income within the allowable IRS carryover period.
EHSI’s acquisition of ALC also created an ownership change as defined under Section 382 of the Internal Revenue Code. ALC’s loss carryforwards generated subsequent to its emergence from bankruptcy are available to EHSI subject to an annual limitation of approximately $6,397,000 (US$5,500,000). Any unused amount is added to and increases the limitation in the succeeding year.
In addition to ALC’s net operating loss carryforwards, the Company had $5,095,000 (US$4,381,000) net operating loss carryforwards available for U.S. federal income tax, which expire in 2016 through 2023. To the extent the realization of these losses is uncertain, a valuation allowance has been established.
At December 31, 2005, there were capital losses available for Canadian income tax purposes of $54,424,000 (2004 – $55,222,000) that can be carried forward indefinitely to apply against future capital gains. The future tax benefit of the capital losses of $9,829,000 (2004 – $9,973,000) has been fully offset in the valuation allowance for future tax assets. At December 31, 2003, the Company had capital losses available for U.S. state tax purposes of $212,626,000 (US$164,000,000) with a related future tax asset balance of $17,542,000 (US$13,530,000). These losses, which had been fully offset with a valuation allowance, expired during 2004, and the future tax asset was written off against the valuation allowance.
The valuation allowance for future tax assets as of December 31, 2005 and 2004 was $16,017,000 and $21,690,000, respectively. The net change in the total valuation allowance for 2005 and 2004 was a decrease of $5,673,000 and $24,130,000, respectively. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the valuation allowances.

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities are as follows:

(thousands of dollars)	2005	2004
	As restated *	As restated *

Future income tax assets
Self-insurance reserves	29,202	28,677
Employee benefit accruals	21,021	18,165
Operating loss carryforwards	23,274	10,774
Alternative minimum tax credit carryforwards	3,238	10,886
Work opportunity tax credit carryforwards	—	5,779
Net capital loss carryforwards	10,009	9,973
Deferred revenue	5,145	4,827
Investment in Crown Life	2,735	3,688
Goodwill	1,064	1,586
Accounts receivable reserves	6,095	1,566
Operating reserves	567	586
Conditional asset retirement obligation	5,795	5,413
Other	18,679	8,368

	126,824	110,288
Less valuation allowance	16,017	21,690

	110,807	88,598

Future income tax liabilities
Property and equipment	97,786	70,576
Leasehold rights	528	953
Other	12,193	11,520

	110,507	83,049

Future income tax assets, net	300	5,549

Less current portion of future income tax assets, net	24,437	19,296

Long-term future income tax liabilities, net	24,137	13,747

*	See note 1.
17. Earnings per Share
The calculation of earnings per share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items is allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

(thousands of dollars unless otherwise noted)	2005	2004	2003
	As restated*	As restated*	As restated*

Numerator for Basic and Diluted Earnings per Share

Net earnings
Net earnings for the period	94,195	124,292	59,772
Dividends on preferred shares	(687)	(659)	(764)

Net earnings after preferred share dividends	93,508	123,633	59,008
Subordinate Voting Share preferential dividend	(5,683)	—	—

Total for basic earnings per share	87,825	123,633	59,008
Dilutive Subordinate Voting Share preferential dividend	(87)	—	—

Total for diluted earnings per share	87,738	123,633	59,008

Earnings from continuing operations
Total of net earnings for basic earnings per share	87,825	123,633	59,008
Add back: loss from discontinued operations, net of tax	7,835	10,841	516

Total from continuing operations for basic earnings per share	95,660	134,474	59,524
Dilutive Subordinate Voting Share preferential dividend	(87)	—	—

Total from continuing operations for diluted earnings per share	95,573	134,474	59,524

Denominator for Basic and Diluted Earnings per Share
Weighted average number of shares
Subordinate Voting	56,830,320	56,807,452	56,583,900
Multiple Voting	11,868,765	11,911,614	12,255,140

Total for basic earnings per share	68,699,085	68,719,066	68,839,040
Dilutive Subordinate Voting Share stock options (1)	870,370	1,375,956	722,599

Total for diluted earnings per share	69,569,455	70,095,022	69,561,639

Net Earnings per Share (dollars) (2)
Subordinate Voting
Basic	1.38	1.80	0.86
Diluted	1.36	1.76	0.85
Multiple Voting
Basic	1.28	1.80	0.86
Diluted	1.26	1.76	0.85

Earnings from Continuing Operations per Share (dollars) (2)
Subordinate Voting
Basic	1.49	1.96	0.86
Diluted	1.47	1.92	0.86
Multiple Voting
Basic	1.39	1.96	0.86
Diluted	1.37	1.92	0.86

(1)	There were no stock options excluded from this calculation for 2005 and 2004.

(2)	After giving effect to the Subordinate Voting Share preferential dividend of $0.10 per share for 2005, and nil in 2004.

*	See note 1.

18. Other Commitments
At December 31, 2005, the Company was committed under non-cancellable leases requiring future minimum rentals as follows:

	Capital	Operating
(thousands of dollars)	Leases	Leases	Total

2006	14,295	25,894	40,189
2007	14,329	23,648	37,977
2008	14,364	23,653	38,017
2009	26,393	23,350	49,743
2010	12,951	23,366	36,317
Thereafter	212,517	76,731	289,248

Total minimum payments	294,849	196,642	491,491

Less amount representing interest	146,908

Obligations under capital leases	147,941

In addition to the operating lease amounts included in the table above, EHSI has made guarantees to Triple S Investment Company (Triple S) for the payment of operating leases by Senior Health – Texas. As at December 31, 2005, as a lessor, EHSI leases four owned nursing properties (475 beds) to Senior Health – Texas, an unrelated long-term care operator for a term that expires in September 2006, and subleases another 12 properties until February 2012, all in Texas. Triple S is the owner of all of the properties that are subleased by EHSI to Senior Health – Texas. Pursuant to the terms of EHSI’s agreement with Triple S, EHSI is liable to Triple S should there be any default in the lease payments by Senior Health – Texas. The annual lease commitment is US$2,100,000 in 2006 and US$400,000 for the first two-month period of 2007. Effective March 1, 2007 and thereafter, the lease payments are to be adjusted to an amount, subject to negotiation, that provides Triple S with the fair market value for the rental of the properties. The lease payment determined at March 2007 will apply for the balance of the term of the lease, being to February 28, 2012.
At December 31, 2005, outstanding capital expenditure commitments for ECI totalled $1,639,000, and for EHSI, totalled $21,748,000 (US$18,700,000). Included in EHSI’s outstanding commitments was US$7,200,000 related to expansion projects estimated to cost US$36,800,000, of which US$3,000,000 was spent through 2005, and the remaining US$26,600,000 was uncommitted at year-end.
In addition, five properties EHSI leases from ALF in Oregon and five properties it leases from LTC in Washington were financed through the sale of Revenue Bonds and contain certain terms and conditions within the debt agreements. As described in the long-term debt note under Oregon Trust Deed Notes and Revenue Bonds, ALC must comply with certain regulatory terms and conditions. Failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. Pursuant to the lease agreements with ALF and LTC, ALC must comply with the terms and conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to the State of Oregon, Housing and Community Services Department (OHCS), for the ALF leases, and the Washington State Housing Finance Commission (WSHFC), for the LTC leases.
The Revenue Bonds that were prepaid in December 2005 by EHSI formerly financed and were secured by 15 of ALC’s assisted living facilities located in the States of Washington, Idaho and Ohio. However, despite this prepayment, under the terms and conditions of the debt agreements, ALC is required to continue to comply with the terms of the regulatory agreement until the original scheduled maturity dates of the Revenue Bonds, which is 2018 for the Washington and Ohio Revenue Bonds and 2017 for the Idaho Revenue Bonds.

Under the terms of the Trust Deed Notes and debt agreements relating to the Revenue Bonds, ALC is required to comply with the terms of certain regulatory agreements, which provide among other things, that in order to preserve the federal income tax exempt status of the Trust Deed Notes and Revenue Bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. ALC must also comply with the terms and conditions of the underlying trust deed related to the debt agreement and report on a periodic basis to the OHCS, the WSHFC, the Ohio Housing Finance Commission and Idaho Housing & Community Services for the applicable Trust Deed Notes and Revenue Bonds. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs.
ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 220-bed project, net of government grants, is approximately $25,000,000. ECI has currently entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.
19. Contingent Liabilities
The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
The U.S. Department of Justice and other federal agencies have increased their resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid-funded facilities. EHSI has had previous investigations by these Medicaid Fraud Control Units but at this time is not aware of any potential costs related to investigations.
EHSI entered into a preferred provider agreement with Omnicare pursuant to the divestiture of its pharmacy operations in 1998. In connection with its agreement to provide pharmacy services, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement; however, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement. There has been no change in the status of the claim from December 31, 2004. Also, EHSI and Omnicare continue to negotiate the pricing of drugs for Medicare residents for the years 2001 and 2002 and should this matter not be settled, it will be taken to arbitration.
20. Employee Future Benefits
Retirement compensation arrangements, including defined benefit plans, are maintained with certain employee groups.
The Company provides a defined benefit pension plan and a supplementary plan, which is an unfunded defined benefit pension arrangement for certain of its executives. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes at September 30 of each year. A discount rate of 6% was used to determine the benefit expense in 2005 and a discount rate of 5% was used to calculate the accrued benefit obligation at the end of 2005. Actuarial valuation reports of the defined benefit pension plan are completed every three years with the last one completed on October 1, 2003. Additional information for these benefit plans is provided in the tables on the following page.
The Company also maintains defined contribution retirement 401(K) savings plans in its United States operations, which are made available to substantially all of the Company’s United States employees. EHSI pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeitures. The Company incurred expenses and made cash payments related to the 401(K) savings plans of $1,454,000, $1,692,000 and $1,121,000 in 2005, 2004 and 2003, respectively.

(thousands of dollars unless otherwise noted)	2005	2004

Accrued benefit obligations
Balance at beginning of year	33,393	33,949
Current service cost	688	720
Benefits paid	(1,434)	(1,434)
Interest costs	2,068	2,037
Actuarial (gains) losses	3,687	(1,879)
Plan amendments	1,109	—

Balance at end of year	39,511	33,393

Plan assets
Fair value at beginning of year	5,873	5,409
Employer contributions	1,257	1,257
Actual return on plan assets	932	641
Benefits paid	(1,434)	(1,434)

Fair value at end of year	6,628	5,873

Funded status – plan deficit	32,883	27,520
Unrecognized net experience losses	(8,943)	(6,215)
Unrecognized prior service cost	(554)	—
Other	(314)	(314)

Accrued benefit liability	23,072	20,991

Annual benefit plan expense
Current period service costs	688	720
Interest cost	2,068	2,037
Actual return on plan assets	(932)	(641)
Plan amendments	1,109	—
Actuarial (gains) losses	3,687	(1,879)

Plan benefit cost before adjustments to recognize long-term nature of plan benefit cost	6,620	237
Adjustments to recognize the long-term nature of plan benefit costs
Difference between expected and actual return on plan assets	498	242
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on accrued benefit obligation	(3,226)	2,703
Difference between amortization of past service costs for year and actual plan amendments for year	(554)	—

Plan benefit expense recognized in the period	3,338	3,182

Reconciliation of funded status to amounts in financial statements
Accrued benefit liability at beginning of the year	20,991	19,066
Pension expense	3,338	3,182
Employer contributions	(1,257)	(1,257)

Accrued benefit liability at end of the year	23,072	20,991

Reported in the Company’s balance sheet as:
Current accrued liabilities	1,257	1,257
Other long-term liabilities	21,815	19,734

Accrued benefit liability at end of year	23,072	20,991

Percentage of plan assets
Equities	64%	61%
Fixed income securities	28%	31%
Cash and short-term investments	8%	8%

	100%	100%

	2005	2004

Significant assumptions
Discount rate	5.0%	6.0%
Expected long-term rate of return on plan assets	7.5%	7.5%
Rate of compensation increase	5.0%	5.0%
Average remaining service years of active employees	6	7

21. Financial Instruments
With the exception of the following, the fair values of financial instruments approximate their recorded values.

(thousands of dollars)	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Marketable securities	6,460	6,655	—	—
Accounts receivable, less allowance	173,686	172,985	161,119	160,061
Notes, mortgages and amounts receivable, including current portion	73,629	79,717	79,350	82,779
Other investments	184	184	601	1,285
Investments held for self-insured liabilities	49,031	49,083	48,920	49,224
Long-term debt, including current portion	796,394	848,115	620,902	696,388
Interest rate cap (asset)	(450)	(450)	(1,184)	(1,184)
Interest rate cap liability	6,392	6,392	6,300	6,300

The fair value of marketable securities is based upon quoted market prices.
Accounts receivable, including other long-term receivables, are recorded at the net realizable value expected to be received from government assistance programs, other third-party payors or individual patients. The carrying values of accounts receivable approximate fair values due to their short maturities, with the exception of certain settlement receivables from third-party payors that are anticipated to be collected beyond one year. The fair values of these settlement receivables are estimated based on discounted cash flows at current borrowing rates.
Notes and mortgages receivable primarily consist of notes and amounts receivable from government agencies, and third-party notes on the sale of assets. The fair values for these instruments are based on the amount of future cash flows associated with each instrument, discounted using current applicable rates for similar instruments of comparable maturity and credit quality.
Receivables from government agencies represent the only concentrated group of credit risks for the Company. Management does not believe that there is any credit risk associated with these government agencies other than possible funding delays. Receivables other than from government agencies consist of receivables from various payors and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its allowances associated with these receivables.
Other investments consist of investments in stocks, the fair values of which are based on quoted market prices.
The fair values for investments held for self-insured liabilities are based on quoted market prices. The securities within the investments held for self-insured liabilities are all considered to be available for sale.
The Company has determined that it is not reasonable or meaningful to calculate a fair value for the accrual for self-insured liabilities.
The fair values for long-term debt are based on the amount of future cash flows associated with each instrument discounted using current applicable rates for similar instruments of comparable maturity and credit quality.

The fair values of the interest rate swaps and interest rate caps are based on the quoted market prices as provided by the financial institutions that are counterparty to the arrangements. As of December 31, 2005, the fair value of the interest rate swaps designated as fair value hedges is a liability of $6,267,000 (2004 – an asset of $370,000) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.
22. Related Party Transactions
The Company made an investment in Salumatics of $122,000 in 2004 and $2,501,000 in 2003. The Chairman and one other Director of Extendicare are board members of Salumatics, and three Directors of Extendicare are either direct or indirect shareholders of Salumatics. In addition, the Chairman of Extendicare serves as Chairman and Chief Executive Officer of a company that holds an equity interest in Salumatics and has a contract to provide management services to Salumatics.
Extendicare paid rent to Crown Life for rental of certain office premises up until June 2004. For the first six months ended June 30, 2004, the rent paid amounted to $694,000 and for the year 2003 was $1,319,000.
23. Segmented Information
During 2005 Extendicare had two reportable operating segments: United States operations and Canadian operations. The Company’s operations are managed independently of each other because of their geographic areas and regulatory environments. Each operation retains its own management team and is responsible for compiling its own financial information.
The Company, through its subsidiaries, operates long-term care facilities in the United States and Canada. Also offered in the United States are medical specialty services, such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.
Substantial portions of the Company’s revenue are funded by various federal, state, provincial and local government programs. The funding programs from which Extendicare receives 10% or more of its continuing operations’ revenue are: the United States federal Medicare program, representing revenue of $390,816,000, $361,453,000 and $322,154,000 in 2005, 2004 and 2003, respectively; and the Ontario provincial government, representing revenue of $281,247,000, $267,885,000 and $261,919,000 in 2005, 2004 and 2003, respectively.

The significant accounting policies of the reportable operating segments are the same as those described in note 2. Information about the Company’s segments and a reconciliation of segment profit to net earnings are as follows:

(thousands of dollars)	2005
	As restated *
	United States	Canada	Other	Total

Revenue
Nursing and assisted living centres	1,397,915	382,377		1,780,292
Outpatient therapy	13,644	—		13,644
Home health	—	128,144		128,144
Other	32,317	8,465		40,782

	1,443,876	518,986		1,962,862

Earnings before undernoted	247,356	50,943		298,299

Lease costs	26,721	3,441		30,162
Depreciation and amortization	55,793	10,848		66,641
Accretion expense	993	354		1,347
Interest expense	44,188	23,394		67,582
Interest revenue	(3,802)	(4,057)		(7,859)
Intersegment interest expense (revenue)	4,253	(4,253)		—
Valuation adjustment of interest rate caps	2,248	—		2,248
Loss (gain) from asset disposals, impairment and other items	(6,725)	(2,857)		(9,582)

Earnings from continuing health care operations before income taxes	123,687	24,073		147,760
Income taxes
Current	34,793	9,617		44,410
Future (reduction)	9,648	(4,400)		5,248

Earnings from continuing health care operations	79,246	18,856		98,102
Share of equity accounted earnings	—	—	3,928	3,928

Earnings from continuing operations	79,246	18,856	3,928	102,030
Loss from discontinued operations, net of income taxes	(7,835)	—	—	(7,835)

Net earnings	71,411	18,856	3,928	94,195

Cash used in property and equipment	66,119	15,093		81,212
Balance sheet
Property and equipment	877,454	233,654		1,111,108
Goodwill	93,270	43		93,313
Identifiable intangible assets	6,138	—		6,138

Assets before undernoted	1,284,312	343,706		1,628,018
Equity accounted investments	—	—	72,445	72,445

Total consolidated assets	1,284,312	343,706	72,445	1,700,463

*	See note 1.

(thousands of dollars)	2004
	As restated *
	United States	Canada	Other	Total

Revenue
Nursing and assisted living centres	1,149,392	366,863		1,516,255
Outpatient therapy	14,300	—		14,300
Home health	—	127,971		127,971
Other	32,926	7,020		39,946

	1,196,618	501,854		1,698,472

Earnings before undernoted	193,469	51,335		244,804

Lease costs	12,043	3,682		15,725
Depreciation and amortization	44,265	9,960		54,225
Accretion expense	987	332		1,319
Interest expense	31,659	23,819		55,478
Interest revenue	(10,362)	(4,942)		(15,304)
Intersegment interest expense (revenue)	1,390	(1,390)		—
Valuation adjustment of interest rate caps	10,379	—		10,379
Loss (gain) from asset disposals, impairment and other items	12,586	(15,691)		(3,105)

Earnings from continuing health care operations before income taxes	90,522	35,565		126,087
Income taxes
Current	28,511	9,838		38,349
Future (reduction)	(36,072)	(1,948)		(38,020)

Earnings from continuing health care operations	98,083	27,675		125,758
Share of equity accounted earnings	—	—	9,375	9,375

Earnings from continuing operations	98,083	27,675	9,375	135,133
Loss from discontinued operations, net of income taxes	(10,841)	—	—	(10,841)

Net earnings	87,242	27,675	9,375	124,292

Cash used in property and equipment	53,771	15,351		69,122
Balance sheet
Property and equipment	541,916	228,063		769,979
Goodwill	87,294	70		87,364
Leasehold rights	2,319	—		2,319

Assets before undernoted	923,719	436,659		1,360,378
Equity accounted investments	—	—	68,531	68,531

Total consolidated assets	923,719	436,659	68,531	1,428,909

*	See note 1.

(thousands of dollars)				2003

				As restated *

	United States	Canada	Other	Total

Revenue
Nursing and assisted living centres	1,119,452	351,981		1,471,433
Outpatient therapy	16,151	—		16,151
Home health	—	134,921		134,921
Other	32,065	6,973		39,038

	1,167,668	493,875		1,661,543

Earnings before undernoted	151,799	49,983		201,782

Lease costs	13,947	3,748		17,695
Depreciation and amortization	50,512	9,691		60,203
Accretion expense	993	311		1,304
Interest expense	43,970	23,306		67,276
Interest revenue	(5,498)	(3,855)		(9,353)
Intersegment interest expense (revenue)	3,655	(3,655)		—
Loss (gain) from asset disposals and other items	—	(905)		(905)

Earnings from continuing health care operations before income taxes	44,220	21,342		65,562
Income taxes
Current	14,247	4,849		19,096
Future	2,140	2,922		5,062

Earnings from continuing health care operations	27,833	13,571		41,404
Share of equity accounted earnings	—	—	18,884	18,884

Earnings from continuing operations	27,833	13,571	18,884	60,288
Loss from discontinued operations, net of income taxes	(516)	—	—	(516)

Net earnings	27,317	13,571	18,884	59,772

Cash used in property and equipment	37,231	27,116		64,347
Balance sheet
Property and equipment	587,242	237,208		824,450
Goodwill	93,513	70		93,583
Leasehold rights	3,975	—		3,975

Assets before undernoted	1,121,370	333,036		1,454,406
Equity accounted investment	—	—	141,779	141,779

Total consolidated assets	1,121,370	333,036	141,779	1,596,185

*	See note 1.

24. Reconciliation of Canadian and United States GAAP
The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are described below. The 2004 and 2003 comparative figures have been restated to reflect discontinued operations (note 5).
The application of U.S. GAAP would have the following effect on the net earnings as reported:

(thousands of dollars except per share amounts)	2005	2004	2003
	As restated *	As restated *	As restated *

Earnings from continuing health care operations as reported in accordance with Canadian GAAP	98,102	125,758	41,404
Reverse accounting for conditional asset retirement obligations (f)	910	909	902
Application of accounting for trading securities (c)	124	—	—
Application of hedge accounting for derivatives, net of income taxes (d)	—	431	108

Earnings from continuing health care operations as reported in accordance with U.S. GAAP	99,136	127,098	42,414

Share of equity accounted earnings as reported in accordance with Canadian GAAP	3,928	9,375	18,884
Application of U.S. GAAP (a)	(2,257)	235	(7,060)

Share of equity accounted earnings as reported in accordance with U.S. GAAP	1,671	9,610	11,824

Earnings from continuing operations as reported in accordance with U.S. GAAP	100,807	136,708	54,238
Loss from discontinued operations, net of income taxes	(7,835)	(10,841)	(516)

Earnings before cumulative effect of change in accounting principle	92,972	125,867	53,722
Application of cumulative effect of change in accounting principle, net of income taxes (f)	(11,081)	—	—

Net earnings for the year as reported in accordance with U.S. GAAP	81,891	125,867	53,722

Other comprehensive income (loss), net of tax (b):
Foreign currency translation adjustments	(17,421)	(19,479)	(53,621)
Unrealized gains (losses) on invested assets (c)	(245)	(1,610)	5,197
Net current period change in derivative gains (losses) (d)	—	128	45
Minimum pension liability adjustments (e)	(1,417)	1,643	(3,277)
Share of comprehensive income (loss) of equity accounted investments (a)	1,275	(3,627)	(1,262)

Other comprehensive income (loss)	(17,808)	(22,945)	(52,918)

Comprehensive earnings (loss) as reported in accordance with U.S. GAAP	64,083	102,922	804

Earnings per Subordinate Voting Share
Basic
Earnings from continuing operations before cumulative effect of change in accounting principle	1.47	1.98	0.77
Net earnings	1.20	1.82	0.77
Diluted
Earnings from continuing operations before cumulative effect of change in accounting principle	1.46	1.95	0.77
Net earnings	1.19	1.79	0.76
Earnings per Multiple Voting Share
Basic
Earnings from continuing operations before cumulative effect of change in accounting principle	1.37	1.98	0.77
Net earnings	1.10	1.82	0.77
Diluted
Earnings from continuing operations before cumulative effect of change in accounting principle	1.36	1.95	0.77
Net earnings	1.09	1.79	0.76

*	See note 1.

The cumulative effect of these adjustments on shareholders’ equity is as follows:

(thousands of dollars)	2005	2004	2003
	As restated *	As restated *	As restated *

Shareholders’ equity in accordance with Canadian GAAP	486,536	446,873	346,671
Unrealized gains (losses) on invested assets, net of tax (c)	34	276	1,929
Unrealized gains (losses) on trading securities, net of tax (c)	119	—	—
Application of hedge accounting for derivatives, net of tax (d)	—	—	(432)
Unrealized gains (losses) on cash flow hedges, net of tax (d)	—	—	(128)
Minimum pension liability adjustments, net of tax (e)	(5,567)	(4,150)	(5,793)
Conditional asset retirement obligation (f)	—	10,114	9,762
Change in carrying value of equity accounted investments (a)	9,298	10,266	13,326

Shareholders’ equity in accordance with U.S. GAAP	490,420	463,379	365,335

*	See note 1.
Summary of Accounting Policy Differences
(a) Equity Accounted Investments
The following table provides the areas of material difference between Canadian and U.S. GAAP of the Company’s share of earnings and other comprehensive income (increase (decrease)) of its equity accounted investments, specifically as they relate to its investment in Crown Life. The 2004 comparative figures have been restated for the allocation of the components of the change in other comprehensive income.

(thousands of dollars)	2005	2004	2003

Share of earnings (loss)
Policy liabilities	(532)	900	(884)
Investment income	(1,725)	(665)	(5,120)
Income taxes	—	—	(1,056)

	(2,257)	235	(7,060)

Other comprehensive income
Foreign currency translation adjustments	(102)	(1,832)	(910)
Unrealized gains (losses) on invested assets	1,377	(1,795)	(352)

	1,275	(3,627)	(1,262)

The following table provides the cumulative effect between Canadian GAAP and U.S. GAAP on the Company’s carrying value of its equity accounted investments.

(thousands of dollars)	2005	2004	2003

Equity accounted investments in accordance with Canadian GAAP	72,445	68,531	141,779

Policy liabilities	1,662	2,223	1,470
Invested assets	10,454	10,120	14,922
Income taxes	(2,818)	(2,077)	(3,066)

	9,298	10,266	13,326

Equity accounted investments in accordance with U.S. GAAP	81,743	78,797	155,105

Policy Liabilities and Deferred Acquisition Costs. Under Canadian GAAP policy liabilities of Crown Life are calculated using the Canadian asset liability method under which assumptions are adjusted annually based on the expected future experience of the company. Under U.S. GAAP liabilities for traditional life insurance products are calculated using assumptions as to future experience, which are set at the time of policy issue. These assumptions are not adjusted unless experience is sufficiently adverse that an overall loss on a block of business is expected over the future duration of the business. Universal life or investment type products are accounted for by the retrospective deposit method under which assumptions are updated at least annually. Under U.S. GAAP costs that vary with and are primarily related to the acquisition of insurance products are capitalized separately as assets on the balance sheet. For traditional life products, these costs are charged to expense in future years in proportion to the premium revenue recognized. For universal life or investment type products, these costs are charged to expense in future years in proportion to the emergence of margins expected to be realized over the duration of the block of business.
Invested Assets. Under Canadian GAAP gains and losses on invested assets of Crown Life are amortized into income. Under U.S. GAAP gains and losses on sales of invested assets are included in income when realized. Invested assets that are marketable securities, all of which are considered to be available for sale, are carried at market value with unrealized gains or losses, net of applicable taxes, included in shareholders’ equity. The non-land component of investment real estate is amortized over its expected useful life.
(b) Comprehensive Income
U.S. GAAP Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (FAS 130) establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity. The Company has reported as other comprehensive income, foreign currency translation adjustments, and unrealized gains (losses) on invested assets and hedging activities. The amounts reported as unrealized gains (losses) on invested assets and hedging activities are net of tax; income tax expense (recovery) included therein amounted to $1,164,000, $(163,000) and $(930,000) for 2005, 2004 and 2003, respectively.
(c) Securities Available for Sale and Trading Securities
U.S. GAAP requires that non-current marketable securities that are available for sale be reported at fair value and the net unrealized holding gain or loss, net of applicable taxes, be reported as a separate component of shareholders’ equity. Under Canadian GAAP fixed term securities are carried at amortized cost and marketable equity securities are carried at cost, less any loss in value that is other than temporary. The non-current marketable securities within the “Investments held for self-insured liabilities” and “Other investments” captions are all considered to be available for sale. The fair value of these non-current marketable securities in excess of their carrying values at December 31, 2005, was $53,000, or $34,000 net of tax (December 31, 2004 – $656,000 in excess of their carrying values, or $276,000 net of tax). The amount reported to other comprehensive income for 2005 was an after-tax loss of $245,000 (2004 – an after-tax loss of $1,610,000; 2003 – an after-tax gain of $5,197,000).
In addition, U.S. GAAP requires that securities held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains or losses included in earnings. Under Canadian GAAP temporary investments are carried at the lower of cost or market value. The Company’s trading securities within the caption “Marketable securities” had a fair value of $6,655,000 compared to their carrying value of $6,460,000 on a Canadian GAAP basis at December 31, 2005. On a U.S. GAAP basis, the amount reported to earnings for 2005, to reflect their fair value, was pre-tax $202,000, or $124,000 after tax.
(d) Derivative Instruments and Hedging Activities
Prior to the Company’s adoption of CICA Accounting Guideline 13, “Hedging Relationships” (AG 13) effective January 1, 2004, and the termination of certain derivative contracts in connection with the retirement of the related long-term debt during 2004, the Company had differences in accounting for its derivative instruments between Canadian and U.S. GAAP. This related to an interest rate cap, of which a portion qualified as a highly effective cash flow hedge and the remainder did not. Under U.S. GAAP changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge are recorded in Accumulated Other Comprehensive Income (AOCI) until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of a derivative that is not designated as a hedge are reported in earnings. Prior to the implementation of AG 13, derivative instruments under Canadian GAAP were not fair valued.
At December 31, 2003, the fair value of the portion of the interest rate cap not designated as a hedging instrument was a liability of $796,000 ($431,000 net of tax). Upon termination of this interest rate cap during 2004, the Company realized the after-tax gain in earnings of $431,000. In 2003 the change in fair value of the cap resulted in an after-tax gain of $108,000.
At December 31, 2003, the portion of the interest rate cap that qualified as a hedging instrument was a fair value liability of $215,000 ($128,000 net of tax). Upon termination of the interest rate cap in 2004, the after-tax gain was realized in earnings and therefore, other comprehensive income was debited by $128,000 net of tax. In 2003 the after-tax gain credited to other comprehensive income was $45,000.

(e) Minimum Pension Liability
Under U.S. GAAP Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions”, the Company is required to record a minimum pension liability for pension plans representing the amount by which the accumulated benefit obligation less the fair value of the plan assets is greater than the associated liability recognized in the financial statements for these plans. Under U.S. GAAP these charges are recorded as a reduction to shareholders’ equity, representing a component of AOCI. The impact on other comprehensive income in 2004 was a charge to earnings resulting from an increase in the minimum liability by $2,218,000, or $1,417,000 net of tax (2004 – earnings of $2,573,000, or $1,643,000 net of tax; 2003 – a charge of $5,390,000, or $3,277,000 net of tax). The balance of the minimum pension liability in AOCI at December 31, 2005, was a liability of $8,714,000, or $5,567,000 net of tax (2004 – $6,496,000 or $4,150,000 net of tax; 2003 – $9,069,000, or $5,793,000 net of tax).
(f) Conditional Asset Retirement Obligations
Under U.S. GAAP in March 2005 the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarified that the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires that either a liability be recognized for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated, or where it cannot, that disclosure of the liability exists, but has not been recognized and the reasons why a reasonable estimate cannot be made. FIN 47 became effective for interim or annual periods ending after December 15, 2005. Under Canadian GAAP on December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, which conforms the accounting standards for conditional asset retirement obligations to U.S. GAAP, but is only effective for interim and annual financial statements for fiscal years ending after March 31, 2006.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is not currently a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The adoption of FIN 47 under U.S. GAAP in 2005 was recorded as a change in accounting principle by reporting the cumulative effect of the change through to December 31, 2005. The cumulative non-cash charge to earnings for the asset obligation as of December 31, 2005, was $18,134,000 before tax and $11,081,000 after tax, representing a $0.16 loss per basic and diluted share. The charges to the earnings statement included accumulated accretion of the asset retirement obligation and accumulated depreciation on the related capital cost of the assets from the estimated date the liability was incurred through to December 31, 2005. The impact on the balance sheet for the conditional asset retirement obligation as at December 31, 2005, was: a long-term accrued liability of $19,983,000; property and equipment of $2,369,000, net of accumulated depreciation; a long-term future tax asset of $6,844,000; and an increase to the currency translation account of $311,000.

(g) New Accounting Standards
In December 2004 the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of Statement No. 123 (Statement 123R). Statement 123R replaces APB Opinion No. 25 and amends Statement No. 95, “Statement of Cash Flows”. Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. The pro forma footnote disclosure is no longer an alternative to financial statement recognition. Statement 123R is effective for the Company beginning January 1, 2006, but early adoption is permitted in periods in which financial statements have not been issued. There are two transition alternatives, modified-prospective and modified-retrospective. Under the modified-prospective method, the Company will be required to recognize compensation cost in the financial statements on the date of adoption. Under the modified-retrospective method, the Company will be required to restate prior periods by recognizing in the financial statements the same amount of compensation cost as previously reported in the pro forma footnote disclosures under Statement 123. The Company will be permitted to apply the modified-retrospective method either to all periods presented or to the start of the fiscal year in which Statement 123R is adopted.
In addition, Statement 123R requires awards classified as liabilities (such as cash-settled stock appreciation rights) to be measured at fair value at each reporting date versus measured at intrinsic value under Statement 123. The time value of the liability will be recognized as compensation cost, but then be reversed as the settlement date approaches. At expiration total compensation cost will not differ from that which would result under the intrinsic-value method. Management expects to adopt this Statement on January 1, 2006, under the modified-prospective-transition method. As of December 31, 2005, substantially all of the Company’s options are vested, and the pre-tax expense expected to be recorded in 2006 related to stock options outstanding at December 31, 2005, is approximately $14,000. Management has not determined the impact of adoption of cash-settled stock appreciation rights.
25. Subsequent Events
Corporate Reorganization
In February 2006, the Board of Directors announced the appointment of a committee of independent directors to review and consider various structures and alternatives that could provide value to shareholders. The Board believed that the Company’s share price had not been reflective of its underlying operational performance. A sale or reorganization of all or part of the Company were among the alternatives being explored. The Company retained legal counsel and retained Lehman Brothers and CIBC World Markets as its investment advisors.
In May 2006, the Company’s Board of Directors unanimously approved the Reorganization, which (subject to approvals) will be implemented by a plan of arrangement (the “Arrangement”) and will involve:
•	The distribution of ALC to Extendicare shareholders. ALC will be a publicly held company listed on the New York Stock Exchange; and

•	After the distribution of ALC, the conversion of Extendicare into a publicly held Canadian real estate investment trust (Extendicare REIT) listed on the Toronto Stock Exchange.
Pursuant to the terms of the Arrangement, holders of Extendicare Multiple Voting Shares will ultimately receive for each Extendicare Multiple Voting Share (a) one ALC Class B Share, and (b) 1.075 REIT Units or, subject to the limitations described in the Arrangement, 1.075 Class B Limited Partnership Units of Extendicare Limited Partnership (Exchangeable LP Units), and holders of Extendicare Subordinate Voting Shares will ultimately receive for each Extendicare Subordinate Voting Share (a) one ALC Class A Share, and (b) one REIT Unit or, subject to the limitations described in the Arrangement, one Exchangeable LP Unit.
Following the completion of the Arrangement, Extendicare will continue to operate its nursing home business, and a small number of assisted living homes in Canada and the United States while ALC will operate assisted living facilities in the United States.

Prior to the implementation of the Arrangement, Extendicare and various subsidiaries of Extendicare will carry out certain pre-Arrangement transactions including:
•	The transfer of 29 assisted living properties that were formerly owned and operated by EHSI to ALC (the purchase of the land underlying 15 of these facilities will be completed following the receipt of local planning commission approval to subdivide the properties between the assisting living facilities and skilled nursing facilities that make up such properties, which will likely take place following the closing);

•	The transfer by EHSI of the shares of ALC to Extendicare; and

•	The repayment by EHSI of all amounts owing by it under its existing senior credit facility and the commencement by EHSI of a tender offer for its US$150 million aggregate principal amount of 9.5% Senior Notes due 2010 and its US$125 million aggregate principal amount of 6.875% Senior Subordinated Notes due 2014. EHSI plans to finance these repayments by issuing collateral mortgage backed securities (CMBS) and entering into a revolving line of credit, Extendicare is also negotiating a revolving line of credit in Canada to finance the redemption of its outstanding preferred shares.
The Company will redeem any of the 2010 Notes not tendered as allowed under their redemption rights for 104.75% of the par value of the 2010 Notes. Under the terms of the 2014 Notes, EHSI does not have the right to redeem the notes until May 1, 2009, at a redemption price of 103.438% of the par value of the 2014 Notes. However, the noteholders have the right to require redemption of the 2014 Notes at their par value in the event of a significant sale of assets. Based on advice from its financial advisers, EHSI’s tender offer will be extended at a premium value in order to make it attractive for the holders to tender their notes and expects all of the 2014 Notes to be tendered. To the extent any portion of the 2014 Notes remains outstanding, EHSI has the ability to reduce the amount of borrowings under the CMBS facility. The tendering process will be completed prior to a shareholder meeting to approve the Arrangement.
Cash outlays of the Arrangement are estimated to be $211,039,000, including current U.S. tax on the transfer of ALC shares to Extendicare, costs associated with retiring/issuing debt and extinguishing interest rate swaps and caps and, cash contributions of capital to ALC.
EHSI expects to finance the retirement of debt, which amounted to $417,790,000 (US$374,296,000) at June 30, 2006, through CMBS financing of up to US$600 million and a US$100 million revolving line of credit. The CMBS loan is being negotiated for an initial five-year term at rates ranging from 6.86% to 7.26% depending on the principal amount drawn, and an amortization period of 30 years, with principal and interest payable monthly. The retirement of the existing debt together with the estimated other cash outlays of the Arrangement of $211,039,000 are expected to result in the issuance of new long-term debt of approximately $632,003,000. In addition, Extendicare is negotiating a revolving line of credit of up to $30 million in Canada, with an initial term of three years, to finance the redemption of its outstanding preferred shares and to provide for additional financial flexibility.
In August 2006, the Company announced that its Board of Directors had called a meeting of Extendicare’s Subordinate Voting and Multiple Voting shareholders to be held on October 16, 2006, to vote on a resolution to approve the distribution of ALC to Extendicare’s shareholders and the conversion of Extendicare’s remaining business into Extendicare REIT. The Board set a record date of September 6, 2006 for shareholders entitled to receive notice of, attend and vote at the meeting. The Company expects to issue a management proxy circular by mid-September 2006 which will provide full details of the Arrangement. The resolution approving the Arrangement must be approved by two-thirds of the votes cast, in person or by proxy, by each of the Multiple Voting and Subordinate Voting shareholders. After all conditions to the implementation of the Arrangement have been satisfied, Extendicare will apply to the Ontario Superior Court for a final order approving the Arrangement. If the final order of the Court is obtained, the Arrangement is expected to be completed on or about November 1, 2006.
In August the Board also approved the redemption of Extendicare’s Class I, Series 2, 3, and 4 Preferred Shares and Class II, Series I Preferred Shares on October 13, 2006 at a redemption price of $25.00 per share plus accrued and unpaid dividends. At June 30, 2006 the preferred shares had a stated value of $16,789,000 and the redemption cost at $25.00 per share would have resulted in a total cost of approximately $20,046,000.

Acquisitions
On March 1, 2006, EHSI acquired two nursing facilities (417 beds) in Pennsylvania for cash of $28,073,000 (US$24,723,000). The preliminary allocation of the purchase price resulted in $2,522,000 (US$2,200,000) assigned to goodwill and $169,000 (US$149,000) assigned to resident relationships, which are classified as other intangible assets. The Company will complete its valuation of net assets acquired by December 31, 2006. Based on this final valuation, the purchase price allocation for accounting purposes may be adjusted in future periods. The net assets acquired were as follows:
Summary of Preliminary Purchase Price Allocation for Acquisitions to June 30, 2006

(thousands of dollars)	US$	C$

Inventories, supplies and prepaid expenses	99	113
Property and equipment	22,685	25,758
Goodwill	2,221	2,522
Resident relationships	149	169

Total assets	25,154	28,562
Accounts payable	431	489

Purchase price	24,723	28,073

On July 31, 2006, EHSI completed the acquisition of three nursing facilities (239 beds) in Richmond, Kentucky for a total of US$10,500,000 in cash.
Dispositions
Of the three Minnesota nursing properties included in discontinued operations at the end of December 2005, one of the vacant facilities was sold in March 2006 for gross proceeds of $1,450,000 (US$1,250,000), which resulted in a pre-tax recovery of $1,084,000 (US$934,000). In April 2006 an additional property was sold for $568,000 (US$500,000), which resulted in a pre-tax recovery of $240,000 (US$211,000).
Crown Life Investment
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of the net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s principal shareholders if the liabilities are settled for less than the holdback amount. In view of the process described above, it is not possible at this time to estimate when the second closing may be finalized.